AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 6, 2004
                                                     REGISTRATION NO. 333-117434

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                AMENDMENT NO. 1
                                       TO
                                    FORM SB-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                                   ----------

                          UNITED COMPANIES CORPORATION
               (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           NEVADA                        3949                    88-0374969
(State or Other Jurisdiction      (Primary Standard           (I.R.S. Employer
     of Incorporation or              Industrial             Identification No.)
        Organization)              Classification Code
                                       Number)

                                                  ROBERT M. CARMICHAEL
    940 N. W. 1ST STREET                          940 N. W. 1ST STREET
  FORT LAUDERDALE, FLORIDA                      FORT LAUDERDALE, FLORIDA
            33311                                        33311
       (954) 462-5570                               (954) 462-5570
(Address and telephone number                 (Name, address, and telephone
   of principal executive                      number of agent for service)
          offices)

                                      Copies to:
   Clayton E. Parker, Esq.                        Ronald S. Haligman, Esq.
 Kirkpatrick & Lockhart LLP                      Kirkpatrick & Lockhart LLP
201 South Biscayne Boulevard                    201 South Biscayne Boulevard
         Suite 2000                                     Suite 2000
    Miami, Florida 33131                           Miami, Florida 33131
  Telephone: (305) 539-3300                      Telephone: (305) 539-3300
 Telecopier: (305) 358-7095                     Telecopier: (305) 358-7095

      Approximate date of commencement of proposed sale of the securities to the public: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. |X|
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier of the effective registration statement for the offering. |_|
      If this is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

        PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED AUGUST 6, 2004


                          UNITED COMPANIES CORPORATION
                       140,500,000 SHARES OF COMMON STOCK

      This prospectus relates to the sale of up to 140,500,000 shares of United's common stock by certain persons, who are, or will become, stockholders of United. The selling stockholders consist of:

      o Cornell Capital Partners, L.P., which intends to sell up to an aggregate amount of 140,416,667 shares of common stock, which includes 118,000,000 pursuant to a Standby Equity Distribution Agreement, 20,000,000 shares of common stock underlying a convertible debenture, and 2,416,667 shares of common stock issued as a commitment fee pursuant to the Standby Equity Distribution Agreement.

      o Newbridge Securities Corporation, an unaffiliated registered broker-dealer retained by United in connection with the Standby Equity Distribution Agreement, which intends to sell 83,333 shares of common stock issued as a placement agent fee.

      Please refer to "Selling Stockholders" beginning on page 14.

      United is not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. We will, however, receive proceeds from the sale of common stock under the Standby Equity Distribution Agreement. All costs associated with this registration will be borne by us.

      The shares of common stock are being offered for sale by the selling stockholders at prices established on the Over-the-Counter Bulletin Board during the term of this offering. These prices will fluctuate based on the demand for the shares of common stock. On July 2, 2004, the last reported sales price of our common stock was $0.02 per share.

      Cornell Capital Partners is an "underwriter" within the meaning of the Securities Act of 1933 in connection with the sale of common stock under the Standby Equity Distribution Agreement. Pursuant to the Standby Equity Distribution Agreement, Cornell Capital Partners will pay United 95% of the market price of our common stock. Cornell Capital Partners is entitled to retain 5% of the proceeds raised by us under the Standby Equity Distribution Agreement.

      United engaged Newbridge Securities Corporation, an unaffiliated registered broker-deal, to advise us in connection with the Standby Equity Distribution Agreement. Newbridge Securities Corporation was paid a fee of $10,000 by the issuance of 83,333 shares of United's common stock.

      Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available.

      Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol "UCPJ."

      THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. PLEASE REFER TO "RISK FACTORS" BEGINNING ON PAGE 5.

      With the exception of Cornell Capital Partners, which is an "underwriter" within the meaning of the Securities Act of 1933, no other underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. This offering will terminate 24 months after the accompanying registration statement is declared effective by the Securities and Exchange Commission. None of the proceeds from the sale of stock by the selling stockholder will be placed in escrow, trust or any similar account.

      THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is __________, 2004

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY.............................................................1
THE OFFERING...................................................................2
SUMMARY CONSOLIDATED FINANCIAL INFORMATION.....................................3
RISK FACTORS...................................................................5
FORWARD-LOOKING STATEMENTS....................................................11
SELLING STOCKHOLDERS..........................................................12
USE OF PROCEEDS...............................................................13
DILUTION......................................................................14
STANDBY EQUITY DISTRIBUTION AGREEMENT.........................................15
PLAN OF DISTRIBUTION..........................................................17
MANAGEMENT'S DISCUSSION AND ANALYSIS  OF FINANCIAL CONDITION AND
   RESULTS OF OPERATIONS......................................................19
DESCRIPTION OF BUSINESS.......................................................25
MANAGEMENT....................................................................32
FISCAL YEAR END OPTIONS/SAR VALUES............................................34
DESCRIPTION OF PROPERTY.......................................................35
LEGAL PROCEEDINGS.............................................................35
PRINCIPAL SHAREHOLDERS........................................................36
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................................37
MARKET PRICE OF AND DIVIDENDS  ON THE REGISTRANT'S COMMON EQUITY
   AND OTHER SHAREHOLDER MATTERS..............................................39
DESCRIPTION OF SECURITIES.....................................................40
EXPERTS.......................................................................42
LEGAL MATTERS.................................................................42
AVAILABLE INFORMATION.........................................................42
INDEX TO FINANCIAL STATEMENTS................................................F-i
PART II.....................................................................II-1

--------------------------------------------------------------------------------

      Our audited financial statements for the fiscal year December 31, 2003 are contained in our Current Report on Form 8-K filed with the Commission on June 23, 2004.

                               PROSPECTUS SUMMARY

      The following Prospectus Summary contains the most material information on United Companies Corporation. You should read the entire prospectus carefully, including "Risk Factors" and our Financial Statements and the notes to the Financial Statements before making any investment decision.

                                   OUR COMPANY

      United Companies Corporation, a Nevada corporation, entered into a Share Exchange Agreement, dated March 23, 2004, by and among United, Trebor Industries, Inc. d/b/a Brownie's Third Lung, a Florida corporation, and Robert Carmichael. Pursuant to the Share Exchange Agreement, Mr. Carmichael exchanged 377 shares of common stock, par value $1.00 per share, of Trebor, which constituted all of the issued and outstanding shares of capital stock of Trebor, for 95,000,000 shares of common stock, par value $0.001 per share, of United. Pursuant to the Share Exchange Agreement, Trebor became a wholly-owned subsidiary of United.

      Trebor does business under the name "Brownie's Third Lung." Brownie's designs, tests, manufactures and distributes recreational hookah diving, and yacht based SCUBA air compressor and Nitrox Generation Systems. Brownie's also designs, develops and produces a line of SCUBA and water safety products targeted at the public safety diver and recreational boating markets. Brownie's sells most of its products from its factory in Fort Lauderdale, Florida. Brownie's is divided into three main product lines: BROWNIE'S THIRD LUNG, BROWNIE'S TANKFILL, and BROWNIE'S PUBLIC SAFETY.

      BROWNIE'S THIRD LUNG, the consistent revenue leader for Brownie's, produces a line of Surface Supplied Diving products, commonly called hookah systems. These systems allow one to four divers to enjoy the marine environment without the bulk and weight of conventional SCUBA gear. We believe that Hookah diving holds greater appeal to families with children of diving age than does conventional SCUBA. The reduction of weight by eliminating the tank allows smaller divers, especially children, to participate more actively and enjoyably. In conjunction with the hookah systems, Brownie's Third Lung supplies a variety of other products to support this market. These products are predominantly sold through SCUBA diving retailers, however, Brownie's is in the process of approaching sporting goods and boating retailers as well. A web-based training methodology is currently being developed to allow the consumer to initiate the required training for use of the system on their own schedule. It is anticipated that the final phase of the training will still be completed through traditional dive retailers and instructors, but the system will be sold to the non-diving public. Also, being investigated is the addition of boating and watersports products not strictly related to diving.

      BROWNIE'S TANKFILL also generates a significant portion of Brownie's revenues, through the design, installation and maintenance of yacht-based high-pressure and low-pressure compressors for diving on air and mixed gases. Many yacht owners enjoy the convenience and freedom of filling their own diving tanks with air, NITROX or custom mixed gases while out on cruise, freeing them from carrying extra cylinders or the need to locate a reputable source in various ports-of-call. Brownie's Tankfill specializes in the design and installation of high-end custom systems to do just that. From surveying the vessel for installation requirements to custom fabrication of the necessary components, Brownie's Tankfill provides all the services necessary to satisfy this market. Brownie's Tankfill is currently exploring relationships with yacht builders to allow shipyards to market and sell the Brownie's Tankfill systems. We believe that every large vessel currently in service, being re-fitted or built, is a potential customer. Reaching these customers through OEM relationships has become our goal, and efforts are currently in process toward this end.

      BROWNIE'S PUBLIC SAFETY provides integrated and stand-alone flotation and emergency/rescue equipment for use by fire departments and other government agencies in their on-water/near-water activities. "Rescue, not Recovery" is the marketing slogan for this division, and the driving force behind development of our products. We believe municipalities and government agencies can increase their own safety while responding more quickly in emergencies through the use of our products. We are increasing our marketing efforts in the current year to raise awareness of the products we offer.

                                    ABOUT US

      Our principal place of business is located at 940 N. W. 1st Street, Fort Lauderdale, Florida 33311, and our telephone number at this address is (954) 462-5570.

                                  THE OFFERING

      This offering relates to the sale of common stock by certain persons who are, or will become, our stockholders. The selling stockholders consist of:

      o Cornell Capital Partners, which intends to sell up to an aggregate amount of 140,416,667 shares of common stock, which includes 118,000,000 pursuant to a Standby Equity Distribution Agreement, 20,000,000 shares of common stock underlying a convertible debenture, and 2,416,667 shares of common stock issued as a commitment fee pursuant to the Standby Equity Distribution Agreement.

      o Newbridge Securities Corporation, an unaffiliated broker-dealer retained by United in connection with the Standby Equity Distribution Agreement, which intends to sell up to 83,333 shares of common stock issued as a placement agent fee.

      Pursuant to the Standby Equity Distribution Agreement, we may, at our discretion, periodically issue and sell to Cornell Capital Partners shares of our common stock for a total purchase price of $5 million. Cornell Capital Partners will purchase the shares of common stock for 95% of the lowest closing bid price of our common stock during the 5 trading days immediately following notice of our intent to make a draw down under the Standby Equity Distribution Agreement. Cornell Capital Partners intends to sell any shares purchased under the Standby Equity Distribution Agreement at the then prevailing market price.

      Based on our recent stock price of $0.02, we would have to issue to Cornell Capital Partners 263,157,895 shares of our common stock in order to draw down the entire $5 million available to us under the Standby Equity Distribution Agreement. As of July 2, 2004, we had 109,483,718 shares of common stock issued and outstanding.

COMMON STOCK OFFERED             140,500,000

OFFERING PRICE                   Market price

COMMON STOCK OUTSTANDING         109,483,718 shares
BEFORE THE OFFERING(1)

COMMON STOCK OUTSTANDING         247,483,718
AFTER THE OFFERING(2)

USE OF PROCEEDS                  We will not receive any of the proceeds from
                                 the sale of stock by the selling stockholder.
                                 Any proceeds we receive from the sale of common stock under the Standby Equity
                                 Distribution Agreement will be used to finance acquisitions and general working capital purposes. See "Use of Proceeds."

RISK FACTORS                     The securities offered hereby involve a high
                                 degree of risk and immediate substantial dilution and should not be purchased by investors who cannot afford the loss of their entire investment. See "Risk Factors" and "Dilution."

DIVIDEND POLICY We do not intend to pay dividends on our common stock. We plan to retain any earnings for use in the operation of our business and to fund future growth.

OVER-THE-COUNTER                 UCPJ
BULLETIN BOARD SYMBOL
----------
(1)   Based on shares outstanding as of July 2, 2004.
(2) Assumes that all shares available for our Standby Equity Distribution Agreement, which are offered under this Prospectus, are issued.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

      The following is a summary of our Financial Statements, which are included elsewhere in this Prospectus. You should read the following data together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this Prospectus as well as with our Financial Statements and the notes therewith.

                                           FOR THE        FOR THE
                                           QUARTER        QUARTER         FOR THE         FOR THE
                                            ENDED          ENDED         YEAR ENDED      YEAR ENDED
                                           MARCH 31,     MARCH 31,       DECEMBER 31,    DECEMBER 31,
                                            2004           2003             2003            2002
                                         (UNAUDITED)    (UNAUDITED)      (AUDITED)        (AUDITED)
                                        ------------    ------------    ------------    ------------
STATEMENT OF OPERATION DATA:
Revenues                                $    446,259    $    446,370    $  2,455,946    $  2,752,106
  Cost of revenue                            361,690         368,544       1,669,577       1,986,065
                                        ------------    ------------    ------------    ------------
   Gross profit                               84,569          77,826         786,369         766,041
                                        ------------    ------------    ------------    ------------

Operating expenses
  Research and development costs              15,361          14,143          56,893          56,491
  Selling, general and administrative        232,566         163,697         841,837         651,108
                                        ------------    ------------    ------------    ------------
   Total operating expenses                  247,927         177,840         898,730         707,599
                                        ------------    ------------    ------------    ------------

Income (loss) from operations               (163,358)       (100,014)       (112,361)         58,442

Other expense
  Other expense                               (3,113)           (147)         (1,113)         (2,003)
  Interest expense                           (19,631)         (9,689)        (73,595)        (53,692)
                                        ------------    ------------    ------------    ------------
   Total other expense                       (22,744)         (9,836)        (74,708)        (55,695)
                                        ------------    ------------    ------------    ------------

Net income (loss)                       $   (186,102)   $   (109,850)   $   (187,069)   $      2,747
                                        ============    ============    ============    ============

Basic income (loss) per common share    $      (0.00)   $      (0.00)   $      (0.00)   $      (0.00)
                                        ============    ============    ============    ============
Diluted income (loss) per common
  share                                 $      (0.00)   $      (0.00)   $      (0.00)   $      (0.00)
                                        ============    ============    ============    ============

Basic and diluted weighted average
  common shares outstanding               96,432,456      95,000,000      95,000,000      95,000,000
                                        ============    ============    ============    ============

                                        MARCH 31,      MARCH 31,    DECEMBER 31,  DECEMBER 31,
                                         2004           2003            2003          2002
                                      (UNAUDITED)    (UNAUDITED)      (AUDITED)     (AUDITED)
                                      -----------    -----------    ------------  ------------
BALANCE SHEET DATA:
Current assets
  Cash                                $     8,599    $        --    $        --    $      --
  Accounts receivable, net                 35,488         40,478         51,600       13,639
  Inventory                               384,552        346,333        333,339      348,254
  Due from related party                    5,961             --             --           --
                                      -----------    -----------    -----------    ---------
   Total current assets                   434,600        386,811        384,939      361,893
                                      -----------    -----------    -----------    ---------

Fixed assets, net                          86,144         61,785         94,301       69,061

Other assets                                6,902          4,749          6,902        4,749
                                      -----------    -----------    -----------    ---------
  Total assets                        $   527,646    $   453,345    $   486,142    $ 435,703
                                      ===========    ===========    ===========    =========

Current liabilities
  Bank overdraft                      $        --    $     71,20    $    26,299    $  23,163
  Accounts payable and accrued
   liabilities                            612,074        400,845        340,200      354,070
  Due to related parties                  742,354        263,609        731,930      259,125
  Billings in excess of costs and
   estimated earnings on
   uncompleted contracts                    5,000        138,416          5,000       83,311
  Customer deposits                       209,646             --             --           --
  Other liabilities                        39,258         56,956         44,362       71,198
  Loans payable - current portion          16,431        149,125         19,480      154,008
  Capital lease obligations -
   current portion                          2,791         14,381          7,634       14,649
                                      -----------    -----------    -----------    ---------
   Total current liabilities            1,627,554      1,094,541      1,174,905      959,524
                                      -----------    -----------    -----------    ---------

Long-term liabilities
  Loans payable - long-term portion        49,141         20,208         49,860       21,078
  Capital lease obligations -
   long - term portion                         --             --             --        6,655
                                      -----------    -----------    -----------    ---------
   Total liabilities                    1,676,695      1,114,749      1,224,765      987,257
                                      -----------    -----------    -----------    ---------

Commitments and contingencies                  --             --             --           --
  Stockholders' deficit
   Common stock                           109,483         95,000         95,000       95,000
   Additional paid-in capital              27,239        270,846        270,846      270,845
   Treasury stock                              --         (4,800)        (4,800)      (4,800)
   Accumulated deficit                 (1,285,771)    (1,022,450)    (1,099,669)    (912,600)
                                      -----------    -----------    -----------    ---------
    Total stockholders' deficit        (1,149,049)      (661,404)      (738,623)    (551,554)
                                      -----------    -----------    -----------    ---------

    Total liabilities and
     stockholder's deficit            $   527,646    $   453,345    $   486,142    $ 435,703

                                      ===========    ===========    ===========    =========

                                  RISK FACTORS

      WE ARE SUBJECT TO VARIOUS RISKS THAT MAY MATERIALLY HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS FILING BEFORE DECIDING TO PURCHASE OUR COMMON STOCK. IF ANY OF THESE RISKS OR UNCERTAINTIES ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE MATERIALLY HARMED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

                          RISKS RELATED TO OUR BUSINESS

WE HAVE HISTORICALLY LOST MONEY AND LOSSES MAY CONTINUE IN THE FUTURE

      On March 23, 2004, United entered into a share exchange transaction with Trebor Industries, Inc., d/b/a Brownie's Third Lung and Robert Carmichael. Pursuant to this share exchange transaction, United acquired all of the issued and outstanding capital stock of Trebor Industries and Trebor Industries became a wholly-owned subsidiary of United. Trebor Industries designs, manufactures and sells surface-supplied air units for the recreational diving industry. We have a history of losses. We have incurred an operating loss since inception and had an accumulated deficit of $1,285,771 as of March 31, 2004. For the three months ended March 31, 2004, we incurred a net loss of $186,102. Brownie's incurred a net loss of $187,609 for the year ended December 31, 2003 and incurred a net profit of $2,747 for the year ended December 31, 2002.

      We cannot predict the amount of revenues, if any, we may generate as a result of our acquisitions of Trebor Industries. Consequently, we will in all likelihood, have to rely on external financing for much of our capital requirements. Future losses are likely to continue unless we successfully implement our revised business plan. Our ability to continue as a going concern will be dependent upon our ability to draw down on our Standby Equity Distribution Agreement that we have established with Cornell Capital Partners. If we incur any problems in drawing down our Standby Equity Distribution Agreement, we may experience significant liquidity and cash flow problems. If we are not successful in reaching and maintaining profitable operations, we may not be able to attract sufficient capital to continue our operations. Our inability to obtain adequate financing will result in the need to curtail business operations and will likely result in a lower stock price.

WE HAVE BEEN SUBJECT TO A GOING CONCERN OPINION FROM OUR INDEPENDENT AUDITORS

      Our independent auditors have added an explanatory paragraph to their audit opinion issued in connection with the financial statements for the years ended December 31, 2003 and December 31, 2002, relative to our ability to continue as a going concern. Our ability to obtain additional funding will determine our ability to continue as a going concern. Accordingly, there is substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL TO FINANCE OPERATIONS

      As of March 31, 2004, we had $8,599 of cash on hand and our total current assets were $434,600. Our current liabilities were $1,627,554 as of March 31, 2004. We will need to raise additional capital to fund our anticipated operating expenses. Among other things, external financing may be required to cover our operating costs. Unless we obtain profitable operations, it is unlikely that we will be able to secure additional financing from external sources. As of July 2, 2004, we estimate that we will require $2,500,000 to fund our anticipated operating expenses for the next twelve months. The sale of our common stock to raise capital may cause dilution to our existing shareholders. Our inability to obtain adequate financing will result in the need to curtail business operations. Any of these events would be materially harmful to our business and may result in a lower stock price. Our inability to obtain adequate financing will result in the need to curtail business operations and you could lose your entire investment. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WE ARE SUBJECT TO A WORKING CAPITAL DEFICIT, WHICH MEANS THAT OUR CURRENT ASSETS ON MARCH 31, 2004 WERE NOT SUFFICIENT TO SATISFY OUR CURRENT LIABILITIES

      We had a working capital deficit of $1,192,954 at March 31, 2004, which means that our current liabilities as of that date exceeded our current assets on March 31, 2004 by $1,192,954. Current assets are assets that are expected to be converted to cash within one year and, therefore, may be used to pay current liabilities as they become due. Our working capital deficit means that our current assets on March 31, 2004 were not sufficient to satisfy all of our current liabilities on that date. If our ongoing operations do not begin to provide sufficient profitability to offset the working capital deficit we may have to raise capital or debt to fund the deficit.

OUR OBLIGATIONS UNDER THE SECURED CONVERTIBLE DEBENTURES ARE SECURED BY ALL OF OUR ASSETS

      Our obligations under the secured convertible debentures issued to Cornell Capital Partners are secured by all of our assets. As a result, if we default under the terms of these secured convertible debentures, Cornell Capital Partners could foreclose its security interest and liquidate all of the assets of the Company. This would force us to cease our operations.

OUR COMMON STOCK MAY BE AFFECTED BY LIMITED TRADING VOLUME AND MAY FLUCTUATE SIGNIFICANTLY

      Our common stock is traded on the Over-the-Counter Bulletin Board. Prior to this offering, there has been a limited public market for our common stock and there can be no assurance that an active trading market for our common stock will develop. As a result, this could adversely affect our shareholders' ability to sell our common stock in short time periods, or possibly at all. Thinly traded common stock can be more volatile than common stock traded in an active public market. Our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially.

WE MAY NOT BE ABLE TO ACCESS SUFFICIENT FUNDS WHEN NEEDED UNDER THE STANDBY EQUITY DISTRIBUTION AGREEMENT AND THE PRICE OF OUR COMMON STOCK WILL AFFECT OUR ABILITY TO DRAW DOWN ON THE STANDBY EQUITY DISTRIBUTION AGREEMENT

      Currently, we are dependent upon external financing to fund our operations. Our financing needs are expected to be provided, in large part, by our Standby Equity Distribution Agreement. The amount of each advance under the Standby Equity Distribution Agreement is subject to a maximum amount equal to $100,000 and up to an aggregate maximum advance amount equal to $400,000 in any thirty-calendar-day period. Because of this maximum advance restriction, we may not be able to access sufficient funds when needed.

      In addition, there is an inverse relationship between the price of our common stock and the number of shares of common stock which will be issued under the Standby Equity Distribution Agreement. Based on our recent stock price of $0.02, we would have to issue to Cornell Capital Partners 263,157,895 shares of our common stock in order to draw down the entire $5 million available to us under the Standby Equity Distribution Agreement. We are registering 118,000,000 shares of our common stock under the Standby Equity Distribution Agreement in the accompanying registration statement. Our Articles of Incorporation currently authorize United to issue 250 million shares and, as of July 2, 2004, we had 109,483,718 shares of common stock issued and outstanding. In the event we desire to draw down any available amounts remaining under the Standby Equity Distribution Agreement after we have issued the 118,000,000 shares being registered in the accompanying registration statement, we will have to obtain shareholder approval to amend our Articles of Incorporation to increase our authorized shares of common stock and file a new registration statement to cover such additional shares that we would issue for additional draw downs on the Standby Equity Distribution Agreement. Unless we obtain profitable operations, it is unlikely that we will be able to secure additional financing from external sources other than our Standby Equity Distribution Agreement. Therefore, if we are unable to draw down on our Standby Equity Distribution Agreement, we may be forced to curtail or cease our business operations.

OUR COMMON STOCK IS DEEMED TO BE "PENNY STOCK," WHICH MAY MAKE IT MORE DIFFICULT FOR INVESTORS TO SELL THEIR SHARES DUE TO SUITABILITY REQUIREMENTS

      Our common stock is deemed to be "penny stock" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. Penny stocks are stock:

      o     With a price of less than $5.00 per share;

      o     That are not traded on a "recognized" national exchange;

      o Whose prices are not quoted on the Nasdaq automated quotation system (Nasdaq listed stock must still have a price of not less than $5.00 per share); or

      o In issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

      Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline.

WE COULD FAIL TO ATTRACT OR RETAIN KEY PERSONNEL

      Our success largely depends on the efforts and abilities of Robert M. Carmichael, our President and Chief Executive Officer. Mr. Carmichael has been instrumental in securing our existing financing arrangements. Mr. Carmichael is primarily responsible for the development of our technology and the design of our products. The loss of the services of Mr. Carmichael could materially harm our business because of the cost and time necessary to recruit and train a replacement. Such a loss would also divert management attention away from operational issues. We do not presently maintain a key-man life insurance policy on Mr. Carmichael.

      In addition, our continued growth depends on our ability to attract and retain a Chief Financial Officer, a Chief Operations Officer, and additional skilled associates. We are currently utilizing the services of two professional consultants in the absence of a Chief Financial Officer and Chief Operations Officer. The loss of the services of these consultants prior to our ability to attract and retain a Chief Financial Officer or Chief Operations Officer may have a material adverse effect upon us. Also, there can be no assurance that we will be able to retain our existing personnel or attract additional qualified associates in the future.

OUR FAILURE TO OBTAIN INTELLECTUAL PROPERTY AND ENFORCE PROTECTION WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS

      Our success depends in part on our ability, and the ability of our Patent and Trademark Licensor, a related party owned and controlled by Robert M. Carmichael, our President and Chief Executive Officer, to obtain and defend our intellectual property, including patent protection for our products and processes, preserve our trade secrets, defend and enforce our rights against infringement and operate without infringing the proprietary rights of third parties, both in the United States and in other countries. Despite our efforts to protect our intellectual proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection.

      Our industry is characterized by frequent intellectual property litigation based on allegations of infringement of intellectual property rights. Although we are not aware of any intellectual property claims against us, we may be a party to litigation in the future.

WE MAY BE UNABLE TO MANAGE GROWTH

      Successful implementation of our business strategy requires us to manage our growth. Growth could place an increasing strain on our management and financial resources. If we fail to manage our growth effectively, our business, financial condition or operating results could be materially harmed, and our stock price may decline.

RELIANCE ON VENDORS AND MANUFACTURERS

      We deal with suppliers on an order-by order basis and have no long-term purchase contracts or other contractual assurances of continued supply or pricing. In addition, we have no long-term contracts with our manufacturing sources and compete with other companies for production facility capacity. Historically, we have purchased enough inventory of products or their substitutes to satisfy demand. However, unanticipated failure of any manufacturer or supplier to meet our requirements or our inability to build or obtain substitutes could force us to curtail or cease operations.

DEPENDENCE ON CONSUMER SPENDING

      The success of the products in the Brownie's Third Lung and Brownie's Tank Fill lines depend largely upon a number of factors related to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, tax rates, and interest rates. In addition our opportunities are highly dependent upon the level of consumer spending on recreational marine accessories and dive gear, discretionary spending items. There can be no assurance that consumer spending in general will not decline, thereby adversely affecting our growth, net sales and profitability or that our business will not be adversely affected by future downturns in the economy, boating industry, or dive industry. If consumer spending on recreational marine accessories and dive gear declines, we could be forced to curtail or cease operations.

GOVERNMENT REGULATIONS MAY IMPACT US

      The SCUBA industry is self-regulating; therefore, Brownie's is not subject to government industry specific regulation. Nevertheless, Brownie's strives to be a leader in promoting safe diving practices within the industry and is at the forefront of self-regulation through responsible diving practices. Brownie's is subject to all regulations applicable to "for profit" companies as well as all trade and general commerce governmental regulation. All required federal and state permits, licenses, and bonds to operate its facility have been obtained. There can be no assurance that our operations will not be subject to more restrictive regulations in the future, which could force us to curtail or cease operations.

FUTURE ACQUISITIONS MAY DISRUPT OUR BUSINESS AND DEPLETE OUR FINANCIAL RESOURCES

      Any future acquisitions we make could disrupt our business and seriously harm our financial condition. We intend to pursue the acquisition of other companies, assets and product lines that either complement or expand our existing business. Acquisitions involve a number of special risks, including diversion of management's attention to the assimilation of the operations and personnel of the acquired business, potential adverse short-term effects on operating results and amortization of acquired intangible assets. Moreover, there can be no assurance that we will find attractive acquisition candidates, that acquisitions can be consummated on acceptable terms or that any acquired companies can be integrated successfully into our operations. At this time we are not currently engaged in any negotiations concerning acquisition which would be material to our business.

BAD WEATHER CONDITIONS COULD HAVE AN ADVERSE EFFECT ON OPERATING RESULTS

      Our business is significantly impacted by weather patterns. Unseasonably cool weather, extraordinary amounts of rainfall, or unseasonably rough surf, may decrease boat use and diving, thereby decreasing sales. Accordingly, our results of operations for any prior period may not be indicative of results of any future period.

OUR STANDBY EQUITY DISTRIBUTION AGREEMENT COULD HAVE AN ADVERSE EFFECT ON OUR ABILITY TO MAKE ACQUISITIONS WITH OUR COMMON STOCK

      We cannot predict the actual number of shares of common stock that will be issued pursuant to our Standby Equity Distribution Agreement, in part, because the purchase price of the shares will fluctuate based on prevailing market conditions and we have not determined the total amount of advances we intend to draw. It may be necessary for our shareholders to approve an increase in our authorized common stock for us to register additional shares of common stock in order to have sufficient authorized shares available to make acquisitions using our common stock. As we issue shares of common stock pursuant to the Standby Equity Distribution Agreement, we may not have sufficient shares of our common stock available to successfully attract and consummate future acquisitions.

INVESTORS SHOULD NOT RELY ON AN INVESTMENT IN OUR STOCK FOR THE PAYMENT OF CASH DIVIDENDS

      We have not paid any cash dividends on our capital stock and we do not anticipate paying cash dividends in the future. Investors should not make an investment in our common stock if they require dividend income. Any return on an investment in our common stock will be as a result of any appreciation, if any, in our stock price.

THE MANUFACTURE AND DISTRIBUTION OF RECREATIONAL DIVING EQUIPMENT COULD RESULT IN PRODUCT LIABILITY CLAIMS

      We, like any other retailer, distributor and manufacturer of products that are designed for recreational sporting purposes, face an inherent risk of exposure to product liability claims in the event that the use of our products results in injury. Such claims may include, among other things, that our products are designed and/or manufactured improperly or fail to include adequate instructions as to proper use and/or side effects, if any. We do not anticipate obtaining contractual indemnification from parties-supplying raw materials, manufacturing our products or marketing our products. In any event, any such indemnification if obtained will be limited by our terms and, as a practical matter, to the creditworthiness of the indemnifying party. In the event that we do not have adequate insurance or contractual indemnification, product liabilities relating to defective products could have a material adverse effect on our operations and financial conditions, which could force us to curtail or cease our business operations.

                         RISKS RELATED TO THIS OFFERING

FUTURE SALES BY OUR STOCKHOLDERS MAY ADVERSELY AFFECT OUR STOCK PRICE AND OUR ABILITY TO RAISE FUNDS IN NEW STOCK OFFERINGS

      Sales of our common stock in the public market following this offering could lower the market price of our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable or at all. Some of our shareholders, including officers and directors are the holders of "restricted securities". These restricted securities may be resold in the public market only if registered or pursuant to an exemption from registration. Some of these shares may be resold under Rule 144. As of July 2, 2004, approximately 99,572,969 shares of our common stock are deemed restricted.

      Upon completion of this offering, and assuming all shares registered in this offering are resold in the public market, there will be an additional 138,000,000 shares of common stock outstanding. All of these shares of common stock may be immediately resold in the public market upon effectiveness of the accompanying registration statement.

EXISTING SHAREHOLDERS WILL EXPERIENCE SIGNIFICANT DILUTION FROM OUR SALE OF SHARES UNDER THE STANDBY EQUITY DISTRIBUTION AGREEMENT

      The sale of shares pursuant to the Standby Equity Distribution Agreement will have a dilutive impact on our stockholders. At a recent stock price of $0.02, we would have to issue 263,157,895 shares of common stock to draw down the entire $5 million available to us under the Standby Equity Distribution Agreement. These shares would represent approximately 70.6% of our outstanding common stock upon issuance.

THE SELLING STOCKHOLDERS INTEND TO SELL THEIR SHARES OF COMMON STOCK IN THE MARKET, WHICH SALES MAY CAUSE OUR STOCK PRICE TO DECLINE

      The selling stockholders intend to sell in the public market the shares of common stock being registered in this offering. That means that up to 140,500,000 shares of common stock, the number of shares being registered in this offering may be sold. Such sales may cause our stock price to decline.

THE SALE OF MATERIAL AMOUNTS OF COMMON STOCK UNDER THE ACCOMPANYING REGISTRATION STATEMENT COULD ENCOURAGE SHORT SALES BY THIRD PARTIES

      The significant downward pressure on our stock price caused by the sale of a significant number of shares under the Standby Equity Distribution Agreement could cause our stock price to decline, thus allowing short sellers of our stock an opportunity to take advantage of any decrease in the value of our stock. The presence of short sellers in our common stock may further depress the price of our common stock.

THE PRICE YOU PAY IN THIS OFFERING WILL FLUCTUATE

      The price in this offering will fluctuate based on the prevailing market price of the common stock on the Over-the-Counter Bulletin Board. Accordingly, the price you pay in this offering may be higher or lower than the prices paid by other people participating in this offering.

THE ISSUANCE OF SHARES OF COMMON STOCK UNDER THIS OFFERING COULD RESULT IN A CHANGE OF CONTROL

      We are registering 140,500,000 shares of common stock in this offering. These shares represent approximately 56.2% of our authorized capital stock and would upon issuance represent approximately 56.7% of the then issued and outstanding common stock and we anticipate all such shares will be sold in this offering. If all or a significant block of these shares are held by one or more shareholders working together, then such shareholder or shareholders would have enough shares to exert significant influence on United in an election of directors.

                           FORWARD-LOOKING STATEMENTS

RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS

      This prospectus contains certain forward-looking statements regarding management's plans and objectives for future operations including plans and objectives relating to our planned marketing efforts and future economic performance. The forward-looking statements and associated risks set forth in this prospectus include or relate to, among other things, (a) our projected sales and profitability, (b) our growth strategies, (c) anticipated trends in our industry, (d) our ability to obtain and retain sufficient capital for future operations, and (e) our anticipated needs for working capital. These statements may be found under "Management's Discussion and Analysis or Plan of Operations" and "Business," as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this Prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact occur.

      The forward-looking statements herein are based on current expectations that involve a number of risks and uncertainties. Such forward-looking statements are based on assumptions that we will be able to make acquisitions on a timely basis, that we will retain our customers, that there will be no material adverse competitive or technological change in conditions in our business, that demand for our products will significantly increase, that our President and Chief Executive Officer will remain employed as such, that our forecasts accurately anticipate market demand, and that there will be no material adverse change in our operations or business or in governmental regulations affecting us or our manufacturers and/or suppliers-. The foregoing assumptions are based on judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Accordingly, although we believe that the assumptions underlying the forward-looking statements are reasonable, any such assumption could prove to be inaccurate and therefore there can be no assurance that the results contemplated in forward-looking statements will be realized. In addition, as disclosed elsewhere in the "Risk Factors" section of this prospectus, there are a number of other risks inherent in our business and operations which could cause our operating results to vary markedly and adversely from prior results or the results contemplated by the forward-looking statements. Growth in absolute and relative amounts of cost of goods sold and selling, general and administrative expenses or the occurrence of extraordinary events could cause actual results to vary materially from the results contemplated by the forward-looking statements. Management decisions, including budgeting, are subjective in many respects and periodic revisions must be made to reflect actual conditions and business developments, the impact of which may cause us to alter marketing, capital investment and other expenditures, which may also materially adversely affect our results of operations. In light of significant uncertainties inherent in the forward-looking information included in this prospectus, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.

      Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. Any statement in this prospectus and in the documents incorporated by reference into this prospectus that is not a statement of an historical fact constitutes a "forward-looking statement". Further, when we use the words "may", "expect", "anticipate", "plan", "believe", "seek", "estimate", "internal", and similar words, we intend to identify statements and expressions that may be forward-looking statements. We believe it is important to communicate certain of our expectations to our investors. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions that could cause our future results to differ materially from those expressed in any forward-looking statements. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements. Important factors that may cause our actual results to differ from such forward-looking statements include, but are not limited to, the risk factors discussed below. Before you invest in our common stock, you should be aware that the occurrence of any of the events described under "Risk Factors" below or elsewhere in this prospectus could have a material adverse effect on our business, financial condition and results of operation. In such a case, the trading price of our common stock could decline and you could lose all or part of your investment.

                              SELLING STOCKHOLDERS

      The following table presents information regarding the selling stockholders. The selling stockholders have never held a position or office, or had any other material relationship, with United, except as follows:

      o Cornell Capital Partners, L.P. is the investor under the Standby Equity Distribution Agreement. Pursuant to the Standby Equity Distribution Agreement, Cornell Capital Partners has agreed to purchase up to $5 million of common stock from us. All investment decisions of Cornell Capital Partners are made by its general partner, Yorkville Advisors, LLC. Mark Angelo, the managing member of Yorkville Advisors makes the investment decisions on behalf of Yorkville Advisors. Neither Cornell Capital Partners, nor its agents has a short position or has had a short position at any time since the Standby Equity Distribution Agreement was executed on April 2, 2004.

      o Newbridge Securities Corporation, an unaffiliated broker-dealer, is the placement agent retained by United in connection with the Standby Equity Distribution Agreement. Guy Amico, President of Newbridge Securities Corporation, makes the investment decisions on behalf of Newbridge Securities Corporation. Newbridge Securities Corporation received shares of our common stock in the ordinary course of business and, to our knowledge, at the time Newbridge Securities Corporation received its shares to be resold in this prospectus, it has no agreement or understandings, directly or indirectly, with any person to distribute the shares.

      The selling stockholders are as follow:

                                                  PERCENTAGE                                PERCENTAGE
                                                      OF                                        OF
                                                 OUTSTANDING   SHARES TO                   OUTSTANDING
                                    SHARES         SHARES         BE            SHARES        SHARES
                                  BENEFICIALLY   BENEFICIALLY   ACQUIRED         TO BE     BENEFICIALLY
                                     OWNED          OWNED      UNDER THE        SOLD IN       OWNED
                                     BEFORE         BEFORE      LINE OF           THE         AFTER
SELLING STOCKHOLDER                OFFERING(1)    OFFERING(2)    CREDIT       OFFERING(3)   OFFERING
-------------------                -----------    -----------    ------       -----------   --------
Cornell Capital Partners, L.P.     5,616,667(4)      4.9%      118,000,000   138,000,000        0%

Newbridge Securities Corporation      83,333            *                0        83,333        0%

----------
*     Represents less than 1%.
(1) The shares of common stock in this column represent outstanding shares of common stock, as well as shares of common stock that may be acquired upon conversion or exercise of outstanding convertible debentures within 60 days of July 2, 2004.
(2) Applicable percentage of ownership is based on 109,483,718 shares of common stock outstanding as of July 2, 2004, together with securities exercisable or convertible into shares of common stock within 60 days of July 2, 2004 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of July 2, 2004 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
(3) United cannot predict the actual number of shares of common stock that will be issued pursuant to the Standby Equity Distribution Agreement or upon the conversion of the convertible debentures, in part, because the purchase price of the shares under the Standby Equity Distribution Agreement and the conversion price of the shares under the convertible debentures will fluctuate based on prevailing market conditions and United has not determined the total amount of advances under the Standby Equity Distribution Agreement that it intends to draw. Therefore, the number of shares of common stock registered in connection with the Standby Equity Distribution Agreement and upon the conversion of the convertible debentures is based on United's good-faith estimate of the maximum number of shares that United will issue with respect thereto based upon current market prices of the company's common stock. United is registering 20,000,000 shares of common stock to be issued upon the conversion of the convertible debentures.
(4) Includes 3,200,000 shares of common stock that may be acquired within 60 days of July 2, 2004 pursuant to the conversion of convertible debentures and 2,416,667 shares of common stock that Cornell Capital Partners received as a commitment fee pursuant to the one Standby Equity Distribution Agreement. Pursuant to the Secured Convertible Debenture, dated April 2, 2004, Cornell Capital Partners may not beneficially own in excess of 4.9% of the issued and outstanding shares of common stock of United at anytime following any conversion of the Secured Convertible Debenture.

                                 USE OF PROCEEDS

      This prospectus relates to shares of our common stock that may be offered and sold from time to time by selling stockholders of United, including Cornell Capital Partners. There will be no proceeds to us from the sale of shares of common stock in this offering. However, we will receive the proceeds from the sale of shares of common stock to Cornell Capital Partners under the Standby Equity Distribution Agreement, which we intend to use for general working capital purposes. The purchase price of the shares purchased under the Standby Equity Distribution Agreement will be equal to 95% of the lowest closing bid price of our common stock on the Over-the-Counter Bulletin Board for the 5 consecutive trading days immediately following an advance date. Cornell Capital Partners will retain 5% of each advance pursuant to the terms of our Standby Equity Distribution Agreement

DETERMINATION OF OFFERING PRICE

      The price at which the shares may actually be sold will be determined by the market price of the common stock as of the date of sale by Cornell Capital Partners.

DIVIDEND POLICY

      It is our present policy not to pay cash dividends and to retain future earnings for use in the operations of the business and to fund future growth. Any payment of cash dividends in the future will be dependent upon the amount of funds legally available, our earnings, financial condition, capital requirements and other factors that the Board of Directors may think are relevant. We do not contemplate or anticipate paying any dividends on the common stock in the foreseeable future.

      For illustrative purposes, United has set forth below its intended use of proceeds for the range of net proceeds indicated below to be received under the Standby Equity Distribution Agreement. The table assumes estimated offering expenses of $85,000, plus the 5% retainage.

GROSS PROCEEDS             $1,000,000   $2,500,000   $5,000,000

NET PROCEEDS               $  865,000   $2,290,000   $4,665,000

USE OF PROCEEDS:
---------------------------------------------------------------

Acquisitions                  165,000      500,000    1,500,000
Sales And Marketing           200,000      300,000      500,000
General Working Capital       400,000    1,390,000    2,365,000
Research and Development      100,000      100,000      300,000
                           ----------   ----------    ---------
TOTAL                      $  865,000   $2,290,000   $4,665,000
                           ==========   ==========    =========

                                    DILUTION

      The net tangible book value of United as of March 31, 2004 was $(1,149,049) or $(0.0105) per share of common stock. Net tangible book value per share is determined by dividing the tangible book value of United (total tangible assets less total liabilities) by the number of outstanding shares of our common stock. Since this offering is being made solely by the selling stockholders and none of the proceeds will be paid to United, our net tangible book value will be unaffected by this offering. Our net tangible book value, however, will be impacted by the common stock to be issued under the Standby Equity Distribution Agreement. The amount of dilution will depend on the offering price and number of shares to be issued under the Standby Equity Distribution Agreement. The following example shows the dilution to new investors at an offering price of $0.019 per share.

      If we assume that United had issued 263,157,895 shares of common stock under the Standby Equity Distribution Agreement at an assumed offering price of $0.019 per share (i.e., the maximum number of shares needed in order to raise a total of $5 million available under the Standby Equity Distribution Agreement), less a retention fee of $250,000 and offering expenses of $85,000, our net tangible book value as of March 31, 2004 would have been $3,515,951 or $0.0094 per share. Such an offering would represent an immediate increase in net tangible book value to existing stockholders of $0.0199 per share and an immediate dilution to new stockholders of $0.0096 per share. The following table illustrates the per share dilution:

Assumed public offering price per share                          $ 0.019
Net tangible book value per share before this
offering                                              $(0.0105)
Increase attributable to new investors                $ 0.0199
                                                      --------
Net tangible book value per share after this
offering                                                         $ 0.0094
                                                                 --------
Dilution per share to new stockholders                           $ 0.0096
                                                                 ========

      The offering price of our common stock is based on the then-existing market price. In order to give prospective investors an idea of the dilution per share they may experience, we have prepared the following table showing the dilution per share at various assumed offering prices:

                                   DILUTION PER
   ASSUMED       NO. OF SHARES     SHARE TO NEW
OFFERING PRICE  TO BE ISSUED(1)     INVESTORS
--------------  ---------------     ---------
 $0.0190          263,157,895       $0.0096
 $0.01425         350,877,193       $0.0066
 $0.00950         526,315,790       $0.0040
 $0.00475       1,052,631,579       $0.0017

----------
(1) United is registering 118,000,000 shares of common stock pursuant to the Standby Equity Distribution Agreement.

                      STANDBY EQUITY DISTRIBUTION AGREEMENT

      Pursuant to the Standby Equity Distribution Agreement, we may, at our discretion, periodically issue and sell shares of our common stock for a total purchase price of $5 million. We are registering 105,263,158 shares to be issued pursuant to the Standby Equity Distribution Agreement in the accompanying registration statement. If we request advances under the Standby Equity Distribution Agreement, Cornell Capital Partners will purchase shares of common stock of United for 95% of the lowest closing bid price on the Over-the-Counter Bulletin Board or other principal market on which our common stock is traded for the 5 days immediately following the advance notice date. Cornell Capital Partners intends to sell any shares purchased under the Standby Equity Distribution Agreement at the market price. This prospectus relates to the shares of common stock to be issued to Cornell Capital Partners under the Standby Equity Distribution Agreement, as well as shares of our common stock issued to Cornell Capital Partners as a commitment fee under the Standby Equity Distribution Agreement and shares of our common stock that may be issued to Cornell Capital Partners pursuant to the conversion of a secured convertible debenture. Cornell Capital Partners cannot transfer its interest in the Standby Equity Distribution Agreement to any other person.

      We will not receive any advances pursuant to the Standby Equity Distribution Agreement until the accompanying registration statement is declared effective by the Securities and Exchange Commission. Based on a recent stock price of $0.05, we would have to issue 105,263,158 shares of our common stock to draw down the entire $5 million available to us under the Standby Equity Distribution Agreement. Our current Articles of Incorporation authorize us to issue 250 million shares of common stock. We are registering 118,000,000 shares of our common stock in the accompanying registration statement to be issued pursuant to the Standby Equity Distribution Agreement. As a result, if we need to issue more than 118,000,000 shares to draw down the entire $5 million available under the Standby Equity Distribution Agreement, we will have to obtain shareholder approval to amend our Articles of Incorporation to increase our authorized shares of common stock and to file a new registration statement covering any additional shares.

      ADVANCES. Pursuant to the Standby Equity Distribution Agreement, we may periodically sell shares of common stock to Cornell Capital Partners to raise capital to fund our working capital needs. The periodic sale of shares is known as an advance. Cornell Capital Partners will retain 5% of each advance under the Standby Equity Distribution Agreement.

      MECHANICS. We may, at our discretion, request advances from Cornell Capital Partners by written notice, specifying the amount requested up to the maximum advance amount. A closing will be held 5 trading days after such written notice at which time we will deliver shares of common stock and Cornell Capital Partners will pay the advance amount. We have the ability to determine when and if we desire to draw an advance.

      COMMITMENT PERIOD. We may request an advance at any time during the commitment period. The commitment period begins on the date the Securities and Exchange Commission first declares the accompanying registration statement effective. The commitment period expires on the earliest to occur of (i) the date on which Cornell Capital Partners has made advances totaling $5 million or
(ii) two years after the effective date of the accompanying registration statement.

      MAXIMUM ADVANCE AMOUNT. We may not request advances in excess of a total of $5 million. The maximum amount of each advance is equal to $100,000 and up to a maximum of $400,000 in any thirty-day period. In addition, in no event shall the number of shares issuable to Cornell Capital Partners cause it to own in excess of 9.9% of the then outstanding shares of common stock of United.

      NUMBER OF SHARES TO BE ISSUED. We cannot predict the actual number of shares of common stock that will be issued pursuant to the Standby Equity Distribution Agreement, in part, because the purchase price of the shares will fluctuate based on prevailing market conditions and we have not determined the total amount of advances we intend to draw. Nonetheless, we can estimate the number of shares of common stock that will be issued using certain assumptions. Based upon a recent price of our common stock of $0.02, we would have to issue 263,157,895 shares of our common stock to draw down the entire $5 million available to us under the Standby Equity Distribution Agreement. You should be aware that there is an inverse relationship between our stock price and the number of shares to be issued under the Standby Equity Distribution Agreement. That is, as our stock price declines, we would be required to issue a greater number of shares under the Standby Equity Distribution Agreement for a given advance. This inverse relationship is demonstrated by the following table, which shows the number of shares of our common stock to be issued to Cornell Capital Partners, under the Standby Equity Distribution Agreement, at various prices.

Market Price                               $       0.020      $       0.015      $       0.010      $         0.005
Purchase Price:                            $       0.019      $     0.01425      $      0.0095      $       0.00475
Number Of Shares Required To Draw Down
  the $5 million UnderThe Standby Equity
  Distribution Agreement:                    263,157,895(1)     350,877,193(1)     526,315,790(1)     1,052,631,579(1)
Total Outstanding(2):                        372,641,613(1)     460,360,911(1)     635,799,508(1)     1,162,115,297(1)
Percent Outstanding(3):                            70.62%             76.22%             82.78%               90.58%

(1) Our current Articles of Incorporation do not permit us to issue more than 250 million shares of common stock. United is registering 118,000,000 shares of common stock to be issued under the Standby Equity Distribution Agreement.
(2) Represents the total number of shares of common stock outstanding after the issuance of the shares to Cornell Capital Partners.
(3) Represents the numbers shares of common stock to be issued to fully draw down on the $5 million available under the Standby Equity Distribution Agreement as a percentage of the total number shares outstanding.

      In addition to showing the inverse relationship, the above table also shows that the issuance of shares under the Standby Equity Distribution Agreement may result in a change of control. If all or a significant block of these shares are held by one or more shareholders working together, then such shareholder or shareholders would have enough shares to assume control of United by electing its or their own directors.

      REGISTRATION RIGHTS. We granted to Cornell Capital Partners certain registration rights. The registration statement accompanying this prospectus will register such shares upon effectiveness. The cost of this registration will be borne by us.

      NET PROCEEDS. We cannot predict the total amount of proceeds to be raised in this transaction, in part, because we have not determined the total amount of the advances we intend to draw. However, we expect to incur expenses of approximately $85,000 consisting primarily of professional fees incurred in connection with registering 140,500,000 shares in this offering. In addition, we are obligated to pay an underwriting discount to Cornell Capital Partners equal to 5% of each advance.

      USE OF PROCEEDS. We intend to use the net proceeds received under the Standby Equity Distribution Agreement for general corporate purposes, as well as any future acquisitions. Please see "Use of Proceeds."

                              PLAN OF DISTRIBUTION

      The selling stockholders have advised us that the sale or distribution of United's common stock owned by the selling stockholders may be effected directly to purchasers by the selling stockholders or by pledgees, transferees or other successors in interest, as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on the over-the-counter market or in any other market on which the price of United's shares of common stock are quoted or (ii) in transactions otherwise than on the over-the-counter market or in any other market on which the price of United's shares of common stock are quoted. Any transferees and pledges will be identified by a post-effective amendment to the accompanying registration statement. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by a selling stockholder or by agreement between a selling stockholder and underwriters, brokers, dealers or agents, or purchasers. If the selling stockholders effect such transactions by selling their shares of United's common stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of common stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). Any brokers, dealers or agents that participate in the distribution of the common stock may be deemed to be underwriters, and any profit on the sale of common stock by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

      Cornell Capital Partners is an "underwriter" within the meaning of the Securities Act of 1933 in connection with the sale of common stock under the Standby Equity Distribution Agreement. Cornell Capital Partners will pay United 95% of the lowest closing bid price of United's common stock on the Over-the-Counter Bulletin Board or other principal trading market on which our common stock is traded for the 5 days immediately following the advance date. In addition, Cornell Capital Partners will retain 5% of the proceeds received by United under the Standby Equity Distribution Agreement, plus a one-time commitment fee of 2,416,667 shares of common stock to be issued to Cornell Capital Partners. The 5% retainage and the commitment fee are underwriting discounts. In addition, United engaged Newbridge Securities Corporation, a registered broker-dealer, to advise us in connection with the Standby Equity Distribution Agreement. For its services, Newbridge Securities Corporation received 83,333 shares of United's common stock.

      Cornell Capital Partners was formed in February 2000 as a Delaware limited partnership. Cornell Capital Partners is a domestic hedge fund in the business of investing in and financing public companies. Cornell Capital Partners does not intend to make a market in United's stock or to otherwise engage in stabilizing or other transactions intended to help support the stock price. Prospective investors should take these factors into consideration before purchasing United's common stock.

      Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. The selling stockholders are advised to ensure that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling stockholders are registered to sell securities in all fifty states. In addition, in certain states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

      Our common stock is deemed to be "penny stock" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. Penny stocks are stock: (i) with a price of less than $5.00 per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the Nasdaq automated quotation system (Nasdaq listed stock must still have a price of not less than $5.00 per share); or (iv) in issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

      Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline.

      We will pay all the expenses incident to the registration, offering and sale of the shares of common stock to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We have agreed to indemnify Cornell Capital Partners and its controlling persons against certain liabilities, including liabilities under the Securities Act. We estimate that the expenses of the offering to be borne by us will be approximately $85,000, as well as retention of 5% of the gross proceeds received under the Standby Equity Distribution Agreement. In addition, United engaged Newbridge Securities Corporation, a registered broker-dealer, to advise us in connection with the Standby Equity Distribution Agreement. For its services, Newbridge Securities Corporation received 83,333 shares of United's common stock. The estimated offering expenses consist of: a SEC registration fee of $250, printing expenses of $5,000, accounting fees of $20,000, legal fees of $50,000 and miscellaneous expenses of $9,750. We will not receive any proceeds from the sale of any of the shares of common stock by the selling stockholders. We will, however, receive proceeds from the sale of common stock under the Standby Equity Distribution Agreement.

      The selling stockholders should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the selling stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Registration M, the selling stockholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of common stock of United while such selling stockholder is distributing shares covered by this prospectus. The selling stockholders are advised that if a particular offer of common stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then, to the extent required, a post-effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS OF UNITED AND THE NOTES THERETO APPEARING ELSEWHERE IN THIS FILING. STATEMENTS IN THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION AND ELSEWHERE IN THIS PROSPECTUS THAT ARE NOT STATEMENTS OF HISTORICAL OR CURRENT FACT CONSTITUTE "FORWARD-LOOKING STATEMENTS."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      Except for historical information, the following Management's Discussion and Analysis contains forward-looking statements based upon current expectations that involve certain risks and uncertainties. Our actual results could differ materially from those reflected in these forward-looking statements as a result of certain factors that include, but are not limited to, the risks discussed in the Section entitled "Risk Factors." Please see the statements contained under the Section entitled "Forward-Looking Statements."

OVERVIEW

      United Companies Corporation, a Nevada corporation, entered into a Share Exchange Agreement, dated March 23, 2004, by and among United, Trebor Industries, Inc., d/b/a Brownie's Third Lung, a Florida corporation, and Robert Carmichael. Pursuant to the Share Exchange Agreement, Mr. Carmichael exchanged 377 shares of common stock, par value $1.00 per share, of Trebor, which constitutes all of the issued and outstanding shares of capital stock of Trebor, for 95,000,000 shares of common stock, par value $0.001 per share, of United. Pursuant to the Share Exchange Agreement, Trebor became a wholly-owned subsidiary of United.

      Since April 16, 2004, Mr. Carmichael has served as President, Acting Principal Accounting Officer and Acting Chief Financial Officer of the Company. From March 23, 2004 to April 26, 2004, Mr. Carmichael served as United's Executive Vice-President and Chief Operating Officer. Mr. Carmichael has operated Trebor Industries, Inc. as its President since 1986. He is the holder or co-holder of numerous patents that are used by Trebor Industries, Inc. and several other major players in the diving industry. Prior to the share exchange transaction with Trebor, United had no on-going operations. United had been seeking potential operating businesses and business opportunities, with the intent to acquire or merge with such businesses.

      On February 12, 2002, United filed with the Securities and Exchange Commission a Form S-4 Proxy Statement and Registration Statement in conjunction with Avid Sportswear & Golf Corp., a Nevada corporation, describing a proposed merger of Avid with and into Merger Co., a wholly-owned subsidiary of United. On January 28, 2003, the Commission declared the Form S-4 Proxy Statement and Registration Statement effective. At a special meeting of Avid shareholders held on February 20, 2003, the shareholders approved (i) the Merger Agreement, dated June 18, 2002, by and among Avid, United and Merger Co. and (ii) the related Articles of Merger. Merger Co. became the surviving entity and assumed all of Avid's assets and liabilities. At the time of the merger, outstanding shares of Avid common stock were converted automatically into shares of United common stock on a fifty (50) for one (1) basis. In the opinion of Avid's management, the excess of Avid's liabilities over its assets and the lack of available funding made any other acquisition or merger, other than the merger with Merger Co., unlikely.

      Effective March 23, 2004, United sold all of its ownership interest in its wholly-owned subsidiary, Merger Co., to Gateway Connections Limited, an international business company formed under the laws of Belize.

      Trebor Industries, Inc., the wholly owned subsidiary of United, does business under the name "Brownie's Third Lung." Brownie's designs, tests, manufactures and distributes recreational hookah diving, and yacht based SCUBA air compressor and Nitrox Generation Systems. Brownie's also designs, develops and produces a line of SCUBA and water safety products targeted at the public safety diver and recreational boating markets. Brownie's sells most of its products from its factory in Fort Lauderdale, Florida.

FINANCIAL PERFORMANCE

      United has historically lost money. For the three months ended March 31, 2004, United sustained losses of $186,102, which includes United's wholly-owned subsidiary Trebor Industries, Inc. acquired by share exchange on March 23, 2004. For the year ended December 31, 2003, United sustained a loss of $187,069, which reflects the operations of Trebor Industries, Inc. United's independent auditors have noted that United does not have significant cash or other material assets to cover its operating costs and to continue as a going concern. Accordingly, United will experience significant liquidity and cash flow problems if it is not able to raise additional capital as needed and on acceptable terms.

CRITICAL ACCOUNTING POLICIES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and (ii) the reported amounts of revenues and expenses during the reporting periods covered by the financial statements. Our management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgments become even more subjective and complex. We have identified certain accounting policies that are most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are as follows:

      Inventory - Inventory is stated at the lower of cost or market. Cost is principally determined by using the average cost method. Inventory consists of raw materials as well as finished goods held for sale. The Company's management monitors the inventory for excess and obsolete items and makes necessary valuation adjustments when required.

      Revenue recognition - Revenues from product sales are recognized when the Company's products are shipped. Revenues from fixed-price contracts are recognized on the percentage-of-completion method, measured by the percentage of cost incurred to date to estimated total cost of each contract. This method is used because management considers the percentage of cost incurred to date to estimated total cost to be the best available measure of progress on the contracts.

      Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Change in job performance, job conditions, and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

      The asset, "Costs and estimated earnings in excess of billings on uncompleted contracts", represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs and estimated earnings on uncompleted contracts", represents billings in excess of revenues recognized. Claims are included in revenues when realization is probable and the amount can be reliably estimated.

      Revenue and costs incurred for time and material projects are recognized currently as the work is performed.

      Product development costs - Product development expenditures are charged to expenses as incurred.

      Stock-based compensation - The Company applies Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and Related Interpretations, in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies Statements of Financial Accounting Standards ("SFAS") No. 123 Accounting for Stock-Based Compensation, which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model.

      In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. SFAS No. 148 amends the transition and disclosure provisions of SFAS No. 123. The Company is currently evaluating SFAS No. 148 to determine if it will adopt SFAS No. 123 to account for employee stock options using the fair value method and, if so, when to begin transition to that method.

RECENT ACCOUNTING PRONOUNCEMENTS

      New accounting pronouncements that have a current or future potential impact on our financial statements are as follows:

      Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities. It is effective immediately for variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities acquired before February 1, 2003. The impact of adoption of this statement is not expected to be significant.

      SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, amends and clarifies accounting for derivative instruments under SFAS No. 133. It is effective for contracts entered into after June 30, 2003. The impact of adoption of this statement is not expected to be significant.

      SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The impact of adoption of this statement is not expected to be significant.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2004, AS COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2003

      The following discussion of United's results of operations compares United's first quarter 2004 operations activities, which includes the results of operations for United's wholly-owned subsidiary Trebor Industries, Inc., d/b/a Brownie's Third Lung. The comparable figures for the first quarter 2003 are the results of operation of Trebor Industries, Inc., as United had no operation for such period.

      REVENUES. For the three months ended March 31, 2004, we had revenues of $446,259, as compared to revenues of $446,370, a decrease of $111 or less than 1%.

      COST OF REVENUES. For the three months ended March 31, 2004, we had cost of revenues of $361,690, as compared with cost of revenues of $368,544 for the three months ended March 31, 2003, a decrease of $6,854 or 1.9%. This decrease is primarily attributable to decreased cost of components used in the assembly of our hookah and Tankfill division products.

      OPERATING EXPENSE. For the three months ended March 31, 2004, we had total operating expenses of $247,927, as compared to total operating expenses of $177,840 for the three months ended March 31, 2003, an increase of $70,087 or 39.4%. This increase was primarily attributable to increased selling, general and administrative expenses of $68,869 in connection with the addition of marketing support, sales and administrative personnel. Additionally, significant costs were incurred for consulting and legal fees associated with the share exchange transaction between United and Trebor Industries, Inc., which was consummated on March 23, 2004.

      INTEREST EXPENSE. For the three months ended March 31, 2004, we had interest expense of $19,631, as compared to 9,689 for the three months ended March 31, 2003, an increase of $9,942 or 102.6%. This increase is primarily attributable to the interest on loans from Trebor's shareholder which were made subsequent to March 31, 2003.

      NET LOSS. For the three months ended March 31, 2004, we had a net loss of $186,102, as compared to $109,850 for the three months ended March 31, 2003, an increase of $76,252 or 69.4%.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

      The following discussion of United's results of operations compares Trebor Industries' fiscal year 2003 and 2002 operations' activities. Pursuant to the share exchange transaction between United and Trebor, United is treated as the surviving entity for legal purposes and Trebor is treated as the surviving entity for accounting purposes.

      REVENUES. Revenues decreased $296,160 or 10.76% to $2,455,946 in the year ended December 31, 2003 from $2,752,106 in the year ended December 31, 2002. The decrease was primarily the result of a decrease in overall Brownie's Tankfill sales. We focused efforts on building up the infrastructure of the Engineering/CAD Department to support Tankfill sales. In addition, Tankfill focused much of its manpower on design and installation of a custom, state-of-the-art, Mega-Yacht Dive System. The benefits gained through the design and installation of this Mega-Yacht Dive System resulted in valuable experience and learned efficiencies we will carry forward to similar projects.

      COST OF REVENUES. Cost of revenues decreased $316,488 or 15.94% to $1,669,577 in the year ended December 31, 2003 from $1,986,065. This decrease is primarily attributable to decreased cost of components used in the assembly of our hookah and Tankfill products.

      OPERATING EXPENSE. Operating expenses increased $191,131, or 27.01%, from $707,599 to $898,730 in the year ended December 31, 2003, compared to the same period in the prior year. This increase is primarily attributable to additional personnel and expenses related to the share exchange with United Companies.

      INTEREST EXPENSE. Interest expense increased $19,903, in the year ended December 31, 2003, compared to the same period in the prior year. This increase is due to additional interest on loans from shareholders during 2003.

      NET LOSS. Net loss increased $189,816, from a gain of $2,747 to a loss of $187,069 in the year ended December 31, 2003, compared to the same period in the prior year. This increase is primarily attributable to a decrease in sales of $296,160, a decrease to cost of revenues totaling $316,488, an increase in our operating expenses of $191,131 and an increase in our interest expense of $19,903.

LIQUIDITY AND CAPITAL RESOURCES

      As of March 31, 2004, we had cash and current assets of $434,600. As of March 31, 2004, we had current liabilities of $1,627,554, consisting of accounts payable and accrued liabilities $612,074, due to related parties of $742,354, customer deposits of $209,646, other liabilities of $39,258, loans payable-current portion of $16,431, billings in excess of costs and estimated earnings on uncompleted contracts totaling $5,000, and $2,791 capital lease obligation - current portion. As of March 31, 2004, we had a working capital deficit of $(1,192,954). Historically our revenues increase substantially in the second and third quarters of the year, but it currently appears that external financing will be necessary to fund our operations for the foreseeable future. In the absence of outside financing, we believe that we have sufficient cash, receivable collections and projected sales to operate for approximately 5 months. This projection relies heavily on estimated sales based on Trebor's history.

      On April 2, 2004, we entered into a Standby Equity Distribution Agreement with Cornell Capital Partners, LP. Pursuant to the Standby Equity Distribution Agreement, we may, at our discretion, periodically issue and sell shares of our common stock for a total purchase price of $5 million. If we request advances under the Standby Equity Distribution Agreement, Cornell Capital partners will purchase shares of common stock of United for 95% of the lowest closing bid price on the Over-the-Counter Bulletin Board or other principal market on which our common stock is traded for the 5 days immediately following the advance notice date. Cornell Capital Partners will retain 5% of each advance under the Standby Equity Distribution Agreement. We may not request advances in excess of a total of $5 million. The maximum of each advance is equal to $100,000, and up to a maximum of $400,000, in the aggregate, in any thirty-day period.

      As of April 2, 2004, we issued a Secured Convertible Debenture to Cornell Capital Partners in the principal amount of $250,000. The convertible debenture is convertible into shares of our common stock at a price per share that is equal to the lesser of: (i) an amount equal to 120% of the closing bid price of our common stock as of the date of the convertible debenture or (ii) an amount equal to 80% of the average of the lowest daily volume weighted average price of our common stock for the five trading days immediately preceding the conversion date. The convertible debenture accrues interest at a rate of 5% per year and is convertible at the holder's option. The convertible debenture has a term of 2 years. At United's option, the convertible debenture may be paid in cash or converted into shares of our common stock unless converted earlier by the holder. Except after an event of default, as set forth in the Secured Convertible Debenture Cornell Capital Partners is not entitled to convert such debenture for a number of shares of common stock of United in excess of that number of shares which, upon giving effect to the debentures if such conversion would cause the aggregate number of shares of common stock beneficially held by such holder and its affiliated to exceed 4.99% of the outstanding shares of common stock of United. Within 5 days of filing a registration statement with the Securities and Exchange Commission registering shares of United's common stock underlying the secured convertible debentures, United will issue a second Secured Convertible Debenture in the principal amount of $125,000, with the same terms and conditions as the first Secured Convertible Debenture described above. United has the right to redeem with fifteen (15) business days advance notice, a portion or all of the outstanding convertible debenture. The redemption price shall be one hundred twenty (120%) of the redeemed amount plus accrued interest. In addition, if United avails itself of the redemption right, United shall, concurrent with the redemption, issue warrants to the holder at a rate of 50,000 per $100,000 redeemed, pro-rata. The exercise price of the warrants shall be 120% of the closing bid price of United's common stock on the closing date. The warrants shall have "piggy-back" and demand registration rights and shall survive for two (2) years from the closing date.

      In the absence of outside financing, we believe that we have sufficient cash to operate for approximately five months.

      In order for us to pursue other acquisitions and reduce our reliance on our Standby Equity Distribution Agreement, we anticipate pursing additional sources of equity and/or debt financings. If we are successful in obtaining additional sources of equity and/or debt financings, this should provide us with greater flexibility in structuring any potential acquisitions.

                             DESCRIPTION OF BUSINESS

THE COMPANY

      Trebor Industries, Inc., dba Brownie's Third Lung (hereinafter referred to as the "Company") designs, tests, manufactures and distributes recreational hookah diving, and yacht based SCUBA air compressor and Nitrox Generation Systems. The Company also designs, develops and produces a line of SCUBA and water safety products targeted at the public safety diver and recreational boating markets. The Company was incorporated in the State of Florida on September 17, 1981.

      HISTORY: On March 23, 2004, United Companies Corporation ("UCC") consummated an agreement to acquire all of the outstanding capital stock of Trebor Industries, Inc., dba Brownie's Third Lung, in exchange for 95,000,000 shares of the Company's common stock ("UCC Transaction"). Prior to the UCC Transaction, UCC was a non-operating public shell company with no operations, nominal assets, accrued liabilities totaling $224,324 and 14,483,718 shares of common stock issued and outstanding; and Trebor Industries, Inc. dba Brownie's Third Lung was a manufacturer and distributor of hookah diving, and yacht based SCUBA air compressor and Nitrox Generation Systems from its factor in Ft. Lauderdale, Florida. The UCC Transaction is considered to be a capital transaction in substance, rather than a business combination. Inasmuch, the UCC Transaction is equivalent to the issuance of stock by Trebor Industries, Inc., dba Brownie's Third Lung, for the net monetary assets of a non-operational public shell company (UCC), accompanied by a recapitalization. UCC issued 95,000,000 shares of its common stock for all of the issued and outstanding common stock of Trebor Industries, Inc. dba Brownie's third Lung. The accounting for the UCC Transaction is identical to that resulting from a reverse acquisition, except goodwill or other intangible assets will not be recorded. Accordingly, these financial statements are the historical financial statements of Trebor Industries, Inc. dba Brownie's Third Lung. Trebor Industries, Inc. dba Brownie's Third Lung was incorporated in September 17, 1981. Therefore, these financial statements reflect activities from September 17, 1981 (Date of Inception for Trebor Industries, Inc. dba Brownie's Third Lung) and forward.

      UCC was incorporated under the laws of Nevada on November 26, 2001 with authorized common stock of 250,000,000 shares with a par value of $0.001.

      What sets the Company apart from its competition is its multifaceted capabilities: the Company researches, designs, tests, markets, manufactures, retails and wholesales all its products from its factory in Fort Lauderdale. Production areas of expertise include sewing, machine shop, radio frequency (RF) welding, plastic fabrication, high and low pressure systems, mixed gas systems, repairs and service of all units sold, and mechanical and automated assembly. The Company also creates and maintains its own web pages, and prepares its own advertising and promotional literature.

      The Company's Chief Executive Officer has been designing and refining dive equipment for over fifteen years. Thus, the Company excels in the area of prototyping. Time to bring a product from concept to market is quick, virtually a day or two in some cases. Located in Florida, the leading state with regard to dive certifications, the Company is able to gauge customer response not only to our products but also to those of other original equipment manufacturers, (OEM's). The Company's staff speaks with our customers daily and our retail dealers give us timely feedback as well. We consider this valuable information in conjunction with existing and future product designs and modifications.

BUSINESS LOCATION

      The corporate headquarters, factory and distribution center of the Company are located at 936/940 NW 1st Street, Ft. Lauderdale, FL 33311. The facility, which is leased from an entity that the Chief Executive Officer has an interest in contains approximately 16,000 square feet of space of which approximately 7,500 square feet is office space and the remainder is factory and warehouse. The lease expires in April 2018 and has three 5-year renewal options. The Company believes the facilities are suitable for their intended purpose, are being efficiently utilized and provide adequate capacity to meet demand for the foreseeable future.

GOVERNMENT REGULATIONS

      The SCUBA industry is self-regulating; therefore, the Company is not subject to government industry specific regulation. Nevertheless, the Company strives to be a leader in promoting safe diving practices within the industry and is at the forefront of self-regulation through responsible diving practices. The Company is subject to all regulations applicaable to "for profit" companies as well as all trade and general commerce governmental regulation. All required federal and state permits, licenses, and bonds to operate its facility have been obtained. There can be no assurance that the Company's operation and profitability will not be subject to more restrictive regulation or increased taxation by federal, state, or local agencies.

Tradenames And Patents

      Tradenames

      The Company has licensed from a related entity the exclusive use of the following registered and unregistered tradenames, trademarks and service marks for the terms of their indefinite lives: Brownie's Third Lung, browniedive.com, Brownie's, Brownie's Third Lung oval symbol, browniedive, NitroxMaker, HELO, RES, fast float rescue harness, tankfill.com, browniestankfill, browniestankfill.com, browniespublicsafety.com, and browniespublicsafety.

      The Company has licensed from a related entity the non-exclusive use of the following registered and unregistered trademarks, tradenames, and service marks for the terms of their indefinite lives: Drop Weight Cummerbelt, Egressor, SHERPA, Add-A-Diver, Explorer 280, Explorer 390, pressurized snorkel, QRS, Brownie's Dogsnare, Bell Bottom Flag Bag, Hang Kit, Kayak Hose Kit, Twin-Trim, Kayak Diving Hose Kit, BC keel, Garment integrated personal flotation device
(WEBS), peleton hose system.

      Patents

      The Company has licensed either exclusive or non-exclusive use of the following issued and pending Patents for the terms of their respective lives ranging from 10 to 20 years:

      Issued: Drop Weight Dive Belt (Drop Weight Cummerbelt), Combined Life Vest Buoyancy Compensator (BC/PFD and Separating Life Vest), Water Safety Survival System (Non-Releasable Tank Mounted Counterweight and Weight Ballasting Systems note: includes BC Keel), Separating Life Vest Multifunction Buoyancy Compensator (MC/PFD and Continuation in Part to the Water Safety Survival System), Garment Integrated Inflation Device (WEBS), Inflatable Dive Marker Collection Bag (Bell Bottom Flag Bag).

      Pending: Break Away Keel with Neutralizing Buoyancy Offset (Advanced BC Keel Design), SHERPA, Garment integrated personal flotation device (water extrication buoyancy system: WEBS).

Overview Of Products Of Services

      The Company currently sells products and services in three product categories as follows:

Brownie's Third Lung Units, Surface Supplied Air (SSA), Hookah, (Low Pressure Units), browniedive.com

      Recreational surface supplied air units (gas and electric), Commercial surface supplied air units (gas and electric), Pressurized snorkel (battery), Egressor packages and regulators, hookah hoses and regulators, Drop Weight Cummerbelt, Dive weight belts, SeaDoo Sea Scooters, Twin-trim, Diving hose, Diving kits, Dive Hose connections, Replacement SS engines, compressors, miscellaneous service parts, SSA accessories including but not limited to gear bags, dog snares, and keel and trim weight packages.

Brownie's Tank Fill Systems (High And Low Pressure Units), browniestankfill.com

      Yacht pro automated compressors (heavy-duty service capacity), Yacht pro automated compressors (medium-duty service capacity), Marine basic compressors (light-duty service capacity), Bauer portable compressors (light-duty service capacity), Custom tank fill and nitrox generation systems for yachts, NitroxMakers, Four-way fill manifolds, Remote fill control panels, High pressure storage/cascade systems, Custom tank racks, Kaeser low pressure compressors and components, E-Reel diving systems, hookah diving compressor for boat installation, Design and engineering services including but not limited to AutoCad, Nitrox generation, Custom gas mixing panels, and repairs and service on all products sold.

Brownie's Public Safety, browniespublicsafety.com

      SHERPA, HELO systems, Rapid Entry System (RES), Garment integrated personal flotation device (water extrication buoyancy system: WEBS), Fast float system, Personal life raft, Surf shuttle, Lift bags, and various other safety related accessories.

Customers

      We sell our products wholesale to retail dive stores, marine stores, and shipyards. This includes approximately 463 independent Brownie dealers. We retail our products to everyone else including but not limited to boat owners, recreational divers and commercial divers. Our largest customer and Brownie dealer is Brownie's SouthPort Diver (BSD), a related entity owned by Robert Carmichael, our President and Chief Executive Officer. Sales to BSD, a related entity, for the year ended December 31, 2003 and for the three months ended March 31, 2004 represented, 16.4% and 44% of total Company sales for the same periods. No other single customer represents greater than 10% of current or projected revenue for standard re-occurring business. Individual custom tankfill system sales may, from time to time, represent a significant concentration of revenue, however, this business is on a customer-by-customer basis and is of a non-reoccurring nature.

Raw Materials

      Principal raw materials for our business include machined parts such as rods, pistons, bearings; hoses; regulators; compressors; engines; high-pressure valves and fittings; sewn goods; and various plastic parts including pans, covers, intake staffs, and quick release connections. Principal suppliers of these materials to us are Kuriyama, Advantage Plastics of New York, Gates Rubber, Romi, Anderson Metals, East Coast Plastics, Mile Marker, Baeur, Leeson Electric, Sagittarius, Rietschle, Thomas Industries, Roberts Supply, Robin America Subaru, and Florida Fluid Systems Technology Inc. Most materials are readily available from multiple suppliers, however, some materials require greater lead times. The Company strives to avoid out of stock situations through careful monitoring of inventory lead times, and through avoiding single source vendors whenever possible.


Competition

      We consider the most significant competitive factors of our business to be low prices, shopping convenience, the variety of availability of products, knowledgeable sales personnel, rapid and accurate fulfillment of orders, and prompt customer service. Currently, our principal competition is from other low and high-pressure distributors of products similar to our own.

      We are operating in a moderately competitive environment. Specifically, in the Brownie's Tank Fill line of products, we have very limited competition as it relates to custom yacht packages. We believe that the price structure for all the products we distribute compare favorably with the majority of our competitors based on quality and available features. While certain of our competitors offer lower prices on some similar products, we believe that few can offer products and services which are comparable to those of ours in terms of convenience, available features, reliability, and quality. In addition, most of our competitors offer only high or low-pressure products and services where we are able to fulfill both needs, and then some.


Personnel

      We currently have eighteen (18) full time employees at our facility in Fort Lauderdale, Florida, nine (9) are classified as, administrative or management, and nine (9) are classified as non-exempt factory or administrative support. We utilize consultants when needed in the absence of available in-house expertise. Our employees are not covered by a collective bargaining agreement.


Seasonality

      The current main product lines of our business, Brownie's Third Lung and Brownie's Tank Fill, are seasonal in nature. The peak season for Brownie's Third Lung's products is the second and third quarter's of the year. The peak season for Brownie's Tank Fill's products is the fourth and first quarter's of the year. Since the seasons compliment one another, we are able to shift cross-trained factory and warehouse personnel between the two lines of business. Thus, the Company is able to avoid the down time normally associated with seasonal business.

Some Of The Company's Products In Depth

      A. Surface Supplied Air System: Brownie's Third Lung produces a line of Surface Supplied Diving products, commonly called hookah systems. These systems allow one to four divers to enjoy the marine environment up to 90 feet without the bulk and weight of conventional SCUBA-gear. We believe that hookah diving holds greater appeal to families with children of diving age than does conventional SCUBA. The reduction of weight by eliminating the tank allows smaller divers, especially children, to participate more actively and enjoyably. The design of our product also reduces the effort required to both transport and use it. The PELETON(TM) Hose System revolutionizes hose management for recreational surface supplied diving. It reduces the work required of any single diver by dispersing the load over the entire group. We use a single, larger diameter hose as a main downline with up to four individual hoses attached to it. This configuration not only reduces the weight and bulk of the hose required, but reduces drag and entanglement. An entire line of deck-mounted systems is available for commercial applications that demand extremely high performance. In addition to the gasoline-powered units, a series of electric powered systems is also available for light to commercial duty. Powered by battery for portability or household current for virtually unlimited dive duration, these units are used primarily by businesses who work in a marine environment.

      B. E-Reel and Built-in Battery Systems: Taking convenience one step further, Brownie's has developed two surface supplied air products to make boat diving even easier. The Built-in Battery System builds a battery powered electric unit into the boat, eliminating the need to transport the compressor/motor assembly. The need for a flotation tube is also removed, as the boat itself serves in that capacity. The E-Reel advances this idea by adding a reel system to provide compact storage of up to 150 feet of hose. Boaters can perform their own in-water maintenance and inspections, or just dive for enjoyment. The hose is manually pulled from the reel supporting up to two divers to a depth of fifty feet. When the dive is complete, the hose is automatically recoiled and stowed by the simple activation of a switch.

      C. Kayak Diving Hose Kits: This product allows the use of a conventional SCUBA cylinder, but does not require the diver to wear it. The cylinder remains above the surface, in a kayak or boat, and a hose ranging from 20 to 150 feet allow the diver to explore the surrounding area.

      D. Drop Weight Cummerbelt: The patented Drop Weight Cummerbelt is available with all our diving systems, and brings a new dimension to weighting systems. The belt will accommodate waist sizes from 24 to 54 inches and is depth compensating. It features two pockets, each capable of holding up to 10 pounds of block or shot weight. Each pocket can be instantly release by either hand, allowing the diver to achieve positive buoyancy in an emergency while retaining the belt itself. Additionally, the design of this belt provides for expanded capability. By adding an optional sleeve which zips onto the back of the belt, an egress, or bailout system, can be added. The Egressor Add-on Kit contains the sleeve, a 6 or 13 cubic foot SCUBA cylinder, and a SCUBA regulator. In addition to the added safety inherent in this design, many other uses for this present themselves, such as propeller clearing, overboard item retrieval and pool maintenance, to name only a few.

      E. Bell Bottom Flag Bag (BBFB): A unique, patented product providing the diver with a collection bag at depth, a marker (floating flag) at the surface and a lifting device independent of the diver as well as an ascent safety device. This product allows the diver to minimize the amount of gear needed for safety or the harvest of seafood.

      F. BC KEEL Counterweight System: Is a revolutionary ballast system designed to offset the inherent buoyancy of a SCUBA tank and provide the diver with a more reliable `face -up' surface position. More than half of the 100 average annual fatalities in the recreational dive industry occur at the surface, usually after another series of distressing events. Until now the dive industry has ignored the problem out of fear of assuming additional responsibility. All major dive equipment manufacturers have disregarded these unfortunate drownings by supporting the disclaimer inside the divers vest that reads " this buoyancy compensator is not a life vest, do not rely upon it to keep your face out of the water in an unconscious event". With the approval (Sept. 1996) by the USCG for purely inflatable life vest, the disclaimer has quickly become unreliable as a method of litigious defense. Our tests show that most typical diver's vest will outperform the criteria required of the new USCG "TYPE III" PFD when properly ballasted. The product received the "Editor's Choice" award in the October 1997 issue of the industry's largest publication (Skin Diver). This is the first piece of significant exposure directly to the diving public. . The actual market size for this product is tremendous. Approximately 700,000 new divers are trained every year in this country alone. Our product has the technical and affordable potential to become the "primary ballast system" on the majority of those divers. The total 2.4 million active diver crowd is also likely to be converted over the coming years as the trend is established. The other most formidable obstacle to success of this incredible invention is lack of exposure. Simple print and web advertising combined with significant sample placement in the hands of the educator of our industry can most rapidly cure this. The soft version of the BC KEEL allows the diver to choose between 1 and 8 pounds of fixed ballast securely fastened to the tank in such a position as to create maximum rotational efficiency with the absolute minimum of weight. There are four most popular items that almost ALL divers buy before the completion of Open Water I Certification: Mask, Snorkel, Fins, and Weight system, because these items are affordable, small, universal, and most importantly PERSONAL. We just have to teach them, via strong consistent marketing, that the first several pounds go on the tank.

      F. Tank Fill Compressors: Many yacht owners enjoy the convenience and freedom of filling their own diving tanks with air, NITROX or custom mixed gases while out on cruise, freeing them from carrying extra cylinders or the need to locate a reputable source in various ports-of-call. Brownie's Tankfill specializes in the design and installation of high-end custom systems to do just that. From surveying the vessel for installation requirements to custom fabrication of the necessary components, Tankfill provides all the services necessary to satisfy this market. Tankfill is currently exploring relationships with yacht builders to allow shipyards to market and sell the Brownie's Tankfill systems. We believe that every large vessel currently in service, being re-fitted or built, is a potential customer. Reaching those customers through OEM relationships has become our goal, and efforts will be made in the coming months to realize it. Our light duty compressor, the Marine Basic is specifically designed and built to withstand the marine environment with all components and hardware impervious to spray from the elements. The Yacht Pro series contains models for both medium-duty applications, such as recreational divers and small groups, and heavy-duty use as found on research vessels, commercial operations and live-aboard dive boats. All Yacht Pro models come with the Digital Frequency Drive, which is a Brownie's Tankfill innovation. The Digital Frequency Drive eliminates the spike previously experienced in starting the compressor, eliminating the need to ration the boat's electrical usage by shutting down components when the compressor is needed. Brownie's utilizes a AutoCad industrial drawing program to design, engineer and maintain drawings of its various products. Custom design work is done in-house for major product installations and in conjunction with other entities.

      G. NitroxMaker(TM): Nitrox has become the gas of choice for informed recreational diving the world over. What was once only available from land based gas mixing facilities is now easily accessible to the yacht diver. With a Brownie's NitroxMaker(TM), the user simply dials-in a desired oxygen level from 21% to 40%, eliminating the need to transport and handle pure oxygen. The resulting diving gas mix is monitored with digital oxygen analyzers, removing the calculations required to blend or mix the gas.

      H. Rapid Entry System (RES) and HELO System: The Brownie's Public Safety product line exists to address the needs of the public safety dive market. The inherent speed and ease of donning our Drop Weight Cummerbelt with Egressor Add-on Kit identified it as an obvious choice for rapid response for water-related emergencies. A first-responder or officer on-scene can initiate the location and extraction of victims while the dive team is en-route, saving valuable time and increasing the changes for survival of victims. The RES is a small SCUBA system that can be quickly donned over clothes, usually in less than sixty seconds. Its small size allows it to be stored in areas that would never accommodate a full set of SCUBA gear. The 13 cubic foot aluminum tank can provide up to 15 minutes of air at the surface. The air cell remains stowed under the protective cover and can be partially inflated to achieve positive flotation. The cover's specially designed break-away zipper bursts open to provide instant inflation yet "heals" and can be repacked and fastened quickly in the field. The HELO offers all the same features, but has been specially designed and modified for rescue divers working from helicopters. By placing the cylinder in the front and adding leg straps, the HELO allows divers to use the standard seating configurations. The advantages of this system over full sized SCUBA rigs are increased mobility for the diver and diminished space requirements for the gear. Since the bottle is mounted at the diver's waist, he can more easily control his gear during deployment, further adding to the comfort and safety.

General Market Data

      The Company operates in both the SCUBA Diving Industry and the Marine Industry. Following is general market data for both:


      SCUBA Diving Industry

      The following data is based on information reported on PADI's website, www.padi.com, as of June 17, 2004: PADI certifies 60% of all new divers. PADI issued 526,904 new divers certifications worldwide in 2000. (Thus, per the Company's extrapolation, an estimated 878,173 new divers were certified by all the training agencies collectively worldwide in 2000). PADI estimates that the range of active divers in the United States ranges from 1.6 million to 2.9 million based on data it collected. Per PADI, its largest number of SCUBA certifications are completed in Florida. Also, per PADI's statistics the number of certifications issued by them each year has increased consistently since 1967.

      Marine Industry

      The following data is based on information provided on the website of the National Marine Manufacturers Association (NMMA), www.nmma.org, as of June 17, 2004: As of 2003 it was estimated that there were a total of 17.49 million boats in use in the United States. Of the boats in use during 2002, 12.85 million were registered. Of this amount, Florida captured the number two ranking with 922,597 registrations among all the states. Total dollars spent on new power boats, motor, trailers and accessory purchases in 2003 was $14.55 billion with the largest amount, with Florida ranking number one among all the states capturing $1.51 billion of the total marine market. Total dollars spent on marine accessory purchases alone was $2.12 billion. Of this amount, again Florida ranked number one among all the states capturing $221 million of this market. The products the Company sells would be considered part of the marine accessory category. Just in the past two years alone the marine accessory market has grown from $1.94 million to $2.12 million, or an increase of 9.2%. Over the past seven years the marine market has grown from $1.13 million to $2.12 million, or and increase of 87.6%.


Product Target Markets

      The Company has a variety of products that fall primarily into three lines of business, Brownie's Third Lung, Brownie's Tankfill, and Brownie's Public Safety Diving. While all of our offerings are marine based, each line targets a slightly different consumer and approaches its target group in a different manner. Due to the common water-based theme, some of the markets will overlap, thereby qualifying the same customer for more than one major product. Brownie's Third Lung, the Surface Supplied Air or hookah business has both retail and wholesale groups. A significant portion of the 878,173 registered boat owners in Florida are potential customers for our recreational systems, but our product is more likely to reach them through another of our target groups, SCUBA Diving retailers. In an effort to reach additional, non-diving consumers, we plan to implement in late 2004 a web-based training program to expand the availability of our product to marine retailers who cater, for the most part, specifically to boaters. Brownie's Tankfill targets a similar group, the boating community, but concentrates its attention on boats over 30 feet in length. We have enjoyed a measure of success by approaching the consumer directly, but now believe that we will reap greater benefits by establishing relationships with boat yards building luxury vessels throughout the world. To that end, Trebor is establishing an OEM policy and pricing structure and plans to approach a significant number of builders before year-end 2004. A relatively new market for us is that for Brownie's Public Safety Diving. We have identified municipalities and government agencies, both in the United States and abroad, as our primary consumer. These groups will predominately be reached through educational gatherings, trade shows, and individual sales representatives. Although Florida has predominantly been our past focus, we are searching for distributors in Australia and Europe for all of our products at this time.


Marketing


      Print Literature And Advertising

      The  company  has an  in-house  graphic  design  department  to create and maintain product support literature, catalogs, mailings and web-based advertising. We also target specific markets by selectively advertising in journals and magazines that we believe reach our potential customers.


      Tradeshows

      In 2003 and 2004, the Company has been represented at the following annual trade shows: DEMA (Dive Equipment and Marketing Association, Miami International boat show, Fort Lauderdale International boat show, IBEX (International Boat Exhibitors Exchange) and Fire House Expo.


      Websites

      The Company has several web pages: www.browniedive.com, www.browniestankfill.com, and www.browniespublicsafety.com. Additionally, all our products are marketed on our primary customers website. In addition, to these websites, numerous other websites have quick links to the Company's websites. Our products are available domestically and internationally. Internet sales and inquiries are on the rise as the newest preferred method of many customers, particularly in International customers


      Distribution

      Our products are distributed to our customers primarily by common carrier.


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

Expansion Goal

      The Company has expanded in the past through internal growth, however, we do anticipate a limited number of business acquisitions based on supporting more timely realization of sales goals and strategies.


Product Research And Development (R&D)

      The Company continuously works to provide its customers with both new and improved products. In addition, the Company works closely with the related party entities it licenses its patents and trademarks from in suggesting or assisting with the development of new products. The Company provides research and development services to not only the related entities but to other customers as well. R&D services for customers and the related entities are invoiced in the normal course of business. Internal research and development costs were $56,893 and $56,491 in 2003 and 2002, respectively


Recent Developments

      On April 2,  2004,  United  entered  into a  Standby  Equity  Distribution
Agreement with Cornell Capital Partners. Pursuant to the Standby Equity Distribution Agreement, we may, at our discretion, periodically issue and sell shares of our common stock for a total purchase price of $5 million. If we request advances under the Standby Equity Distribution Agreement, Cornell Capital partners will purchase shares of common stock of United for 95% of the lowest closing bid price on the Over-the-Counter Bulletin Board or other principal market on which our common stock is traded for the 5 days immediately following the advance notice date. Cornell Capital Partners will retain 5% of each advance under the Standby Equity Distribution Agreement. We may not request advances in excess of a total of $5 million. The maximum of each advance is equal to $100,000 and up to a maximum of $400,000 in any thirty-day period.

      As of April 2, 2004, we issued a Secured Convertible Debenture to Cornell Capital Partners in the principal amount of $250,000. The convertible debenture is convertible into shares of our common stock as a price per share that is equal to the lesser of: (i) an amount equal to 120% of the closing bid price of our common stock as of the date of the convertible debenture or (ii) an amount equal to 80% of the average of the lowest daily volume weighted average price of our common stock for the five trading days immediately preceding the conversion date. The convertible debenture accrues interest at a rate of 5% per year and is convertible at the holder's option. The convertible debenture has a term of 3 years. At United's option, the convertible debenture may be paid in cash or converted into shares of our common stock unless converted earlier by the holder. Except after an event of default, as set forth in the Secured Convertible Debenture Cornell Capital Partners is not entitled to convert such debenture for a number of shares of common stock of United in excess of that number of shares which, upon giving effect to the debentures if such conversion would cause the aggregate number of shares of common stock beneficially held by such holder and its affiliated to exceed 4.99% of the outstanding shares of common stock of United. Within 5 days of filing a registration statement with the Securities and Exchange Commission registering shares of United's common stock underlying the secured convertible debentures, United will issue a second Secured Convertible Debenture in the principal amount of $125,000, with the same terms and conditions as the first Secured Convertible Debenture described above. We have the right to redeem with fifteen (15) business days advance notice, a portion or all of the outstanding convertible debenture. The redemption price shall be one hundred twenty (120%) of the redeemed amount plus accrued interest. In addition, if United avails itself of the redemption right, United shall, concurrent with the redemption, issue warrants to the holder at a rate of 50,000 per $100,000 redeemed, pro-rata. The exercise price of the warrants shall be 120% of the closing bid price of United's common stock on the closing date. The warrants shall have "piggy-back" and demand registration rights and shall survive for two (2) years from the closing date.

      In May, 2004, we became an authorized distributor of Sea-Doo Seascooters. The inclusion of this product into our line broadens the scope of viable products we may bring to the marine retail market. We also believe that it nicely compliments the hookah system diving experience.

                                   MANAGEMENT


Directors And Executive Officers

      Our directors, executive officers and key employees as of July 2, 2004 are as follows:

Name:                   Age:   Position:
-----                   ----   ---------
Robert M. Carmichael    42     President, Chief Executive Officer and Director

      Robert M. Carmichael. Since April 16, 2004, Mr. Carmichael has served as United's President, Chief Executive Officer and Director. From March 23, 2004 through April 16, 2004, Mr. Carmichael served as United's Executive
Vice-President and Chief Operating Officer. Prior to the share exchange transaction between United and Trebor Industries, Mr. Carmichael operated Trebor Industries as its President since 1986. Mr. Carmichael is the holder or co-holder of numerous patents that are used by Trebor Industries and several other major companies in the diving industry.


Directors

      Our Board of Directors consists of five (5) seats. Directors serve for a term of one year and stand for election at our annual meeting of stockholders. Pursuant to our Bylaws, a majority of directors may appoint a successor to fill any vacancy on the Board of Directors.


Committees

      Currently, United has not established any committees of the Board of Directors.


Compensation Of Directors

      Members of United's Board of Directors are reimbursed for all out of pocket expenses incurred in connection with the attendance at any Board meeting or in connection with any services they provide for and on behalf of United.


Compliance With Section 16(a) Of The Securities Act Of 1934

      Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange commission initial reports of ownership and reports of changes in ownership of Common Stock and other of our equity securities. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish us copies of all Section 16(a) forms they file.

      Robert M. Carmichael has not filed a Form 3 with respect to the 95,000,000 shares received in the share exchange transaction with Trebor Industries, Inc. Mr. Carmichael is in the process of preparing and filing his Form 3.


Code Of Ethics

      United has adopted a formal code of ethics that applies to our principal executive officer and principal accounting officer, all other officers, directors and employees. This code of ethics was filed with the Securities and Exchange Commission as an exhibit to our Annual Report for the year ended December 31, 2003.

ITEM 10. EXECUTIVE COMPENSATION

      The following table shows all the cash compensation paid by United, as well as certain other compensation paid or accrued, during the fiscal years ended December 31, 2003, 2002 and 2001 to United's named executive officers. No restricted stock awards, long-term incentive plan payouts or other types of compensation, other than the compensation identified in the chart below, were paid to these executive officers during these fiscal years.

                           SUMMARY COMPENSATION TABLE

                                              Annual Compensation                              Long-Term Compensation
                                              -------------------                              ----------------------
                                                                                               Awards               Payouts
                                                                                              ----------           ----------
                                                                                   Restricted
                                                                Other Annual         Stock                             All Other
Name and Principal                 Salary        Bonus          Compensation         Award(s)         LTIP            Compensation
  Position(s)            Year       ($)           ($)               ($)                (#)           Payouts ($)           ($)
-------------------     -------  ----------    ----------        -----------        ----------       -----------       -----------
Robert M. Carmichael     2003    $77,571.43    $       --        $       --                --        $       --        $       --
President and Chief      2002    $75,964.28    $       --        $       --                --        $       --        $       --
Executive Officer        2001    $60,409.29    $       --        $       --                --        $       --        $       --

----------

(1) Mr. Carmichael became President and Chief Executive Officer of Trebor Industries on September 17, 1981

      The following table contains information regarding options granted during the year ended December 31, 2003 to United's named executive officer.

                             OPTION/SAR GRANTS TABLE

                                                            % Total
                                                         Options/SAR's
                                                           Granted to
                                  No. of Securities      Employees in year
                                    Underlying           ended December 31
                                    Options/SAR's             2003            Exercise or Base Price
Name                                 Granted (#)              (%)                 ($ per Share)        Expiration Date
-------------------              -------------------     -------------------  -------------------      -------------------
Robert M. Carmichael                    None                  N/A                      N/A                      N/A
President and Chief
Executive Officer

      The following table contains information regarding options exercised in the year ended December 31, 2003, and the number of shares of common stock underlying options held as of December 31, 2003, by United's named executive officer.

                        AGGREGATED OPTIONS/SAR EXERCISES
                             IN LAST FISCAL YEAR AND
                       FISCAL YEAR END OPTIONS/SAR VALUES

                                                                                                    Value of Unexercised
                                                               Number of Securities Underlying          In-the-Money
                                                                 Unexercised Options/SAR's             Options/SAR's
                                   Shares                                at FY-End                       at FY-End
                                  Acquired on       Value       ------------------------------- ----------------------------
                                   Exercise        Realized                  (#)                            ($)
                               ---------------  --------------  ------------------------------- ----------------------------
Name                                  (#)            ($)         Exercisable     Unexcersiable   Exercisable   Unexercsiable
-------------------            ---------------  --------------  -------------    -------------- -------------  -------------
Robert M. Carmichael                   --              --              --                --             --            --
President and Chief
Executive Officer

Stock Option Grants In The Past Fiscal Year

      We have not issued any grants of stock options in the past fiscal year to any officer or director.


Employment Agreements

      Currently, we do not have employment agreements with any of our employees.

                             DESCRIPTION OF PROPERTY

      The corporate headquarters, factory and distribution center of the Company are located at 936/940 NW 1st Street, Ft. Lauderdale, FL 33311. The facility, which is leased from an entity that the Chief Executive Officer has an interest in contains approximately 16,000 square feet of space of which approximately 7,500 square feet is office space and the remainder is factory and warehouse. The lease expires in April 2018 and has three 5-year renewal options. The lease payment increases 10% every five years and is Triple Net. The Company believes the facilities are suitable for their intended purpose, are being efficiently utilized and provide adequate capacity to meet demand for the foreseeable future.

                                LEGAL PROCEEDINGS

      The following legal proceedings pertain to Trebor Industries, Inc., which became a wholly-owned subsidiary on March 23, 2004 pursuant to the Share Exchange Agreement among United, Trebor Industries, Inc. and Robert Carmichael:

      1. Case No.: CA-M-02-180: Susan Butler, Benjamin DiLello, And Antonietta Hill, as personal Representatives of the Estate of Remo DiLello, Deceased, and Pietrantonio "Tony" Cassetta, Individually and as Personal Representative of the Estate of Pasqualla "Lina" Cassetta, Deceased, Plaintiffs,

      v. Interselect, Inc., a Delaware corporation, d/b/a Burdines Waterfront, Defendant, Interselect, Inc., a Delaware corporation, d/b/a Burdines Waterfront, Third Party Plaintiff,

      v. Brownie's Third Lung, an inactive Florida corporation, Brownie's Southport Divers, Inc., a Florida corporation, Dacor Inc., a Connecticut corporation, Dacor International, an Italian Corporation, HTM Sport S. p. A., an Italian corporation, Bauer Compressors, Inc., a Virginia corporation and The Diving Site, Inc., a Florida corporation, Third Party Defendants.

      This lawsuit is a third party claim filed by Interselect, Inc., a Delaware corporation d/b/a Burdines Waterfront alleging product based defect claims and seeking indemnification for any amounts paid out to Plaintiffs in settlement or by judgment by Interselect in the underlying wrongful death action. The case is in the early stages of discovery and is not currently set for trial. There have been a number of third party defendants added to the case and the pleadings only recently have been closed. The case is being vigorously defended by the company.

                             PRINCIPAL SHAREHOLDERS


Security Ownership Of Certain Beneficial Owners And Management

      The following table sets forth information about the beneficial ownership of our common stock as of July 2, 2004 by (i) each person who we know is the beneficial owner of more than 5% of the outstanding shares of common stock (ii) each of our directors or those nominated to be directors, and executive officers, and (iii) all of our directors and executive officers as a group.

                                                      Number of         Percent
Name and Address of Beneficial Owner(1)              Shares Owned        Owned
-----------------------------------------------      ------------       --------
Robert M. Carmichael                                 95,000,000          86.77%
940 N.  W.  1st Street
Fort Lauderdale, Florida

All officers and directors as a group (1 person)     95,000,000          86.77%

----------

*        Represents less than 1%.
(1) Applicable percentage of ownership is based on 109,483,718 shares of common stock outstanding as of July 2, 2004 together with securities exercisable or convertible into shares of common stock within 60 days of July 2, 2004 for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of July 2, 2004 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

      Due to related parties: Due to related parties consists of the following as of March 31, 2004 and December 31, 2003:

                                                                           March 31,2004   December 31, 2003
                                                                           -------------   -----------------
     Loan from the Company's Chief Executive Officer,
     unsecured, bearing interest at 10% per annum, and
     due on demand                                                           $515,224         $506,429

     Loan from an entity owned by the Company's Chief Executive Officer, unsecured, bearing interest at 10%
     per annum, and due on demand                                             199,743          191,520

     Loan from the Company's Chief Executive Officer, unsecured, bearing interest at 10% per annum, principal-
     only payments of $5,000 per month, and due on demand                      27,387           27,387


     Loan from an entity owned by the Company's Chief
     Executive Officer, unsecured , bearing no interest, and                       --            6,594
     due on demand
                                                                             --------         --------
                                                                             $742,354         $731,930
                                                                             ========         ========

      Revenues: The Company sells products to an entity owned by the Company's Chief Executive Officer. Revenues earned from the entity for the three months ended March 31, 2004 were approximately $196,000. Revenues earned from the entity for the years ended December 31, 2003 and 2002 were approximately, $405,000 and $344,000, respectively.

      Lease Expense: The Company leases its facility from and entity that the Chief Executive Officer has an ownership interest in. Rent expense was $30,475 for the three months ended March 31, 2003. Rent expense was $113, 000 and 84,000 for the years ended December 31, 2003 and 2002, respectively.

      Royalties Expense: During January 2004 the Company entered into various Non-Exclusive License Agreements with entities owned by the Company's Chief Executive Officer to license patents of products owned by the entities. Based on the Agreements, the Company will pay the entities from $1.00 to $50.00 per licensed products sold, with rates increasing 5% annually.

      During January 2004, the Company entered into a Exclusive License Agreement with an entity owned by the Company's Chief Executive Officer to license the trademark "Brownies Third Lung". Under the Agreement the Company is required to pay the entity the greater of $15,000 per quarter or 2.5% of gross revenues.

      During January 2004, the Company entered into two Exclusive License Agreement with an entity owned by the Company's Chief Executive Officer to license the various Tankfill and Public Safety trademarks. Under the Agreements the Company is required to pay the entity 1% of gross revenues for total related licensed products sold.

      During January 2004 the Company entered into a Non-Exclusive License Agreements with an entity owned by the Company's Chief Executive Officer to license a trademark of products owned by the entity. Based on the Agreements, the Company will pay the entity $0.25 per licensed products sold, with rates increasing $0.05 annually.

      For the three months ended March 31, 2004, total royalty expense for the above agreements approximated $18,000.

                          MARKET PRICE OF AND DIVIDENDS
         ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

      The Company's common stock began trading on the Over-the-Counter Bulletin Board on March 24, 1998, under the symbol "GFIO." On July 22, 1999, Avid's symbol was changed to "AVSG." On December 2, 1999, Avid's common stock was no longer eligible for quotation on the Over-the-Counter Bulletin Board because the Company's Registration Statement on Form 10-SB had not been declared effective by the Securities and Exchange Commission as of that date. On that date, Avid's common stock began trading on the "pink sheets." Avid began trading again on the Over-the-Counter Bulletin Board, May 9, 2000. On May 28, 2003, Avid's common stock was no longer eligible for quotation on the Over-The-Counter Bulletin Board because the Company was not current in its required filings pursuant to the Securities Exchange Act of 1934, as amended. On January 2, 2004, United's symbol was changed to "UCPJ." On September 24, 2003, United's common stock began trading again on the Over-the-Counter Bulletin Board. The Company's high and low bid prices by quarter during 2003, 2002 and 2001 are as follows(1):

                                                     Calendar Year 2004(2)
                                                     ---------------------
                                                 High Bid             Low Bid
                                               ------------          -----------
First Quarter                                  $     0.10           $     0.01
Second Quarter                                 $     0.175          $     0.016

                                                     Calendar Year 2003(2)
                                                     ---------------------
                                                 High Bid               Low Bid
                                               ------------          -----------
First Quarter                                  $     0.0055         $     0.0010
Second Quarter                                 $     0.0019         $     0.0008
Third Quarter                                  $     0.0010         $     0.0005
Fourth Quarter                                 $     0.0200         $     0.0080

                                                     Calendar Year 2002(2)
                                                     ---------------------
                                                    High Bid           Low Bid
                                               ------------          -----------
First Quarter                                  $     0.0025         $     0.0011
Second Quarter                                 $     0.0022         $     0.0011
Third Quarter                                  $     0.0033         $     0.0012
Fourth Quarter                                 $     0.0030         $     0.0003

----------
(1) These quotations reflect high and low bid prices form the Over-the-Counter Bulletin Board and the "pink sheets."
(2) These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

      On July 2, 2004, the closing price of our common stock as reported on the Over-the-Counter Bulletin Board was $0.02 per share.


Holders of Common Stock

      As of July 2, 2004, we believe United had in excess of 250 shareholders of record.


Dividends

      We have not paid any dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain any earnings to finance the growth of the business. We cannot assure you that we will ever pay cash dividends. Whether we pay any cash dividends in the future will depend on the financial condition, results of operations and other factors that the Board of Directors will consider.

                            DESCRIPTION OF SECURITIES

Common Stock

      Our Articles of Incorporation authorize the issuance of 250,000,000 shares of common stock, $0.001 par value per share. As of July 2, 2004, 109,483,718 shares of common stock were issued and outstanding. The following description is a summary of the capital stock of United and contains the material terms of the capital stock. Additional information can be found in United's Articles of Incorporation and Bylaws.

      Each holder of our common stock is entitled to one vote per share of common stock standing in such holder's name on our records on each matter submitted to a vote of our stockholders, except as otherwise required by law. Holders of our common stock do not have cumulative voting rights so that the holders of more than 50% of the combined shares of our common stock voting for the election of directors may elect all of the directors if they choose to do so and, in that event, the holders of the remaining shares of our common stock will not be able to elect any members to our board of directors. Holders of our common stock are entitled to equal dividends and distributions, per share, when, as and if declared by our board of directors from funds legally available. Holders of our common stock do not have preemptive rights to subscribe for any of our securities nor are any shares of our common stock redeemable or convertible into any of our other securities. If we liquidate, dissolve or wind up our business or affairs, our assets will be divided up pro-rata on a share-for-share basis among the holders of our common stock after creditors and preferred shareholders, if any, are paid.

Convertible Debentures


      As of April 2, 2004, we issued a Secured Convertible Debenture to Cornell Capital Partners in the principal amount of $250,000. The convertible debenture is convertible into shares of our common stock as a price per share that is equal to the lesser of: (i) an amount equal to 120% of the closing bid price of our common stock as of the date of the convertible debenture or (ii) an amount equal to 80% of the average of the lowest daily volume weighted average price of our common stock for the five trading days immediately preceding the conversion date. The convertible debenture accrues interest at a rate of 5% per year and is convertible at the holder's option. The convertible debenture has a term of 2 years and is secured by all the assets of United. At United's option, the convertible debenture may be paid in cash or converted into shares of our common stock unless converted earlier by the holder. Except after an event of default, as set forth in the Secured Convertible Debenture Cornell Capital Partners is not entitled to convert such debenture for a number of shares of common stock of United in excess of that number of shares which, upon giving effect to the debentures if such conversion would cause the aggregate number of shares of common stock beneficially held by such holder and its affiliated to exceed 4.99% of the outstanding shares of common stock of United. Within 5 days of filing a registration statement with the Securities and Exchange Commission registering shares of United's common stock underlying the secured convertible debentures, United will issue a second Secured Convertible Debenture in the principal amount of $125,000, with the same terms and conditions as the first Secured Convertible Debenture described above. United has the right to redeem with fifteen (15) business days advance notice, a portion or all of the outstanding convertible debenture. The redemption price shall be one hundred twenty percent (120%) of the redeemed amount plus accrued interest. In addition, if United avails itself of the redemption right, United shall, concurrent with the redemption, issue warrants to the holder at a rate of 50,000 per $100,000 redeemed, pro-rata. The exercise price of the warrants shall be 120% of the closing bid price of United's common stock on the closing date. The warrants shall have "piggy-back" and demand registration rights and shall survive for two (2) years from the closing date.


Options

      As of July 2, 2004, we did not have any options outstanding.

Transfer Agent

      The transfer agent for our common stock is Transfer Online, Inc., of Portland, Oregon, and its telephone number is (503) 227-2950.

Disclosure Of SEC Position On Indemnification For Securities Act Liabilities

      Our Articles of Incorporation, as well as our By-Laws provide for the indemnification of directors, officers, employees and agents of the corporation to the fullest extent provided by the corporate laws of the State of Nevada, as well as is described in the Articles of Incorporation and the By-Laws. These sections generally provide that the Company may indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative except for an action by or in right of the corporation by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation. Generally, no indemnification may be made where the person has been determined to be negligent or guilty of misconduct in the performance of his or her duties to the Company.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of United, pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable.

Anti-Takeover Effects Of Provisions of The Articles Of Incorporation Authorized And Unissued Stock

      The authorized but unissued shares of our common stock are available for future issuance without our shareholders' approval. These additional shares may be utilized for a variety of corporate purposes including but not limited to future public or direct offerings to raise additional capital, corporate acquisitions and employee incentive plans.

                                     EXPERTS

      The financial statements of Trebor Industries, Inc. d/b/a Brownie's Third Lung incorporated herein have been so incorporated in reliance upon the report of L.L. Bradford & Company, LLC, independent certified public accountants, given upon their authority as experts in auditing and accounting. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Section 7 and 11 of the 1933 Act.

                                  LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Burton, Bartlett & Glogovac.

                              AVAILABLE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all the information set forth in the registration statement, as permitted by the rules and regulations of the Commission. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document that we have filed as an exhibit to the registration statement are qualified in their entirety by reference to the to the exhibits for a complete statement of their terms and conditions. The registration statement and other information may be read and copied at the Commission's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

                          INDEX TO FINANCIAL STATEMENTS

Financial Statements for March 31, 2004
Condensed Balance Sheet as of March 31, 2004 (unaudited)                     F-1
Condensed Statements of Operations for the Three Months Ended                F-2
  March 31, 2004 and March 31, 2003 (unaudited)
Condensed Statements of Stockholders' Deficit for the                        F-3
  Three Months Ended March 31, 2004 (unaudited)
Condensed Statements of Cash Flows for the Three Months Ended
F-4 March 31, 2004 and March 31, 2003 (unaudited)
Notes to Financial Statements                                                F-5

Financial Statements for December 31, 2003 (audited)
Report of Independent Certified Public Accountants                          F-13
Balance Sheet as of December 31, 2003 (audited)                             F-14
Statements of Operations for the Years Ended December 31, 2003 and          F-15
  December 31, 2002 (audited)
Statements of Stockholders' Deficit for the years Ended                     F-16
  December 31, 2003 and December 31, 2002 (audited)
Statements of Cash Flows for the Years Ended December 31, 2003 and          F-17
  December 31, 2002 (audited)
Notes to Financial Statements                                               F-18

                          UNITED COMPANIES CORPORATION
                             CONDENSED BALANCE SHEET
                                 MARCH 31, 2004
                                   (UNAUDITED)


                                     ASSETS
Current assets
  Cash                                                                               $     8,599
  Accounts receivable, net                                                                35,488
  Inventory                                                                              384,552
  Due from related parties                                                                 5,961
                                                                                     -----------
    Total current assets                                                                 434,600

Fixed assets, net                                                                         86,144

Other assets                                                                               6,902
                                                                                     -----------
  Total assets                                                                       $   527,646
                                                                                     ===========
                      LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
  Accounts payable and accrued liabilities                                           $   612,074
  Due to related parties                                                                 742,354
  Billings in excess of costs and estimated
  earnings on uncompleted contracts                                                        5,000
  Customer deposits                                                                      209,646
  Other liabilities                                                                       39,258
  Loans payable - current portion                                                         16,431
  Capital lease obligation                                                                 2,791
                                                                                     -----------
    Total current liabilities                                                          1,627,554

Long-term liabilities
Loan payable - long-term portion                                                          49,141
                                                                                     -----------
  Total liabilities                                                                    1,676,695

Commitments and contingencies                                                                 --

Stockholders' deficit
  Common stock; $0.001 par value; 250,000,000 shares authorized 109,483,718
    shares issued and outstanding                                                        109,483
  Additional paid-in capital                                                              27,239
  Accumulated deficit                                                                 (1,285,771)
                                                                                     -----------
    Total stockholders' deficit                                                       (1,149,049)
                                                                                     -----------
    Total liabilities and stockholders' deficit                                      $   527,646
                                                                                     ===========


                 See Accompanying Notes to Financial Statements

                          UNITED COMPANIES CORPORATION
                       CONDENSED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                                    Three Months Ended March 31,
                                                                 -------------------------------
                                                                      2004               2003
                                                                 ------------      ------------
Revenues                                                         $    446,259      $    446,370

Cost of revenues                                                      361,690           368,544
                                                                 ------------      ------------
Gross profit                                                           84,569            77,826

Operating expenses
  Research and development costs                                       15,361            14,143
  Selling, general and administrative                                 232,566           163,697
                                                                 ------------      ------------
    Total operating expenses                                          247,927           177,840
                                                                 ------------      ------------
Loss from operations                                                 (163,358)         (100,014)

Other expenses
  Other expense                                                        (3,113)             (147)
  Interest expense                                                    (19,631)           (9,689)
                                                                 ------------      ------------
    Total other expenses                                              (22,744)           (9,836)

Net loss                                                         $   (186,102)     $   (109,850)
                                                                 ============      ============
Basic loss per common share                                      $      (0.00)     $      (0.00)
                                                                 ============      ============
Diluted loss per common share                                    $      (0.00)     $      (0.00)
                                                                 ============      ============
Basic and diluted weighted average common shares outstanding       96,432,456        95,000,000
                                                                 ============      ============

                 See Accompanying Notes to Financial Statements

                          UNITED COMPANIES CORPORATION
                  CONDENSED STATEMENT OF STOCKHOLDERS' DEFICIT

                                                     Common Stock           Additional                 Accumulated
                                              ------------------------      Paid-in       Treasury     Stockholders'        Total
                                                 Shares        Amount       Capital        Stock         Deficit           Deficit
                                              -----------     --------     ---------      -------      -----------       -----------
Balance, December 31, 2003                     95,000,000     $ 95,000     $ 270,846      $(4,800)     $(1,099,669)     $  (738,623)

Issuance of common stock for
  Acquisition of United Companies
  Corporation                                  14,483,718       14,483      (238,807)          --               --         (224,324)

Cancellation of treasury stock                         --           --        (4,800)       4,800               --               --

Net loss                                               --           --            --           --         (186,102)        (186,102)
                                              -----------     --------     ---------      -------      -----------      -----------
Balance, March 31, 2004 (Unaudited)           109,483,718     $109,483     $  27,239      $    --      $(1,285,771)     $(1,149,049)
                                              ===========     ========     =========      =======      ===========      ===========

                 See Accompanying Notes to Financial Statements

                          UNITED COMPANIES CORPORATION
                       CONDENSED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                                            Three months ended March 31,
                                                                                            ---------------------------
                                                                                                2004             2003
                                                                                             ---------      ---------
Cash flows from operating activities:
  Net income (loss)                                                                          $(186,102)     $(109,850)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation                                                                                10,170          7,276
  Changes in operating assets and liabilities:
    Change in accounts receivable, net                                                          16,112        (26,839)
    Change in inventory                                                                        (51,213)         1,921
    Change in bank overdraft                                                                   (26,299)        48,046
    Change in accounts payable and accrued liabilities                                          56,470         46,775
    Change in customer deposits                                                                200,726             --
    Change in billings in excess of cost and estimated earnings on uncompleted contracts            --         55,105
    Change in other liabilities                                                                 (5,104)       (14,242)
                                                                                             ---------      ---------
      Net cash provided by operating activities                                                 14,760          8,192

Cash flows from investing activities:
  Change in due from related party                                                              (5,961)            --
  Purchase of fixed assets                                                                      (2,013)            --
                                                                                             ---------      ---------
      Net cash used by investing activities                                                     (7,974)            --

Cash flows from financing activities:
  Change in due to related parties                                                              10,424          4,484
  Proceeds from borrowings on loans payable                                                         --             --
  Principal payments on loans payable                                                           (3,768)        (4,170)
  Principal payments on capital lease obligations                                               (4,843)        (8,506)
                                                                                             ---------      ---------
      Net cash provided (used) by financing activities                                           1,813         (8,192)

Net change in cash                                                                               8,599             --

Cash, beginning of period                                                                           --             --
                                                                                             ---------      ---------
Cash, end of period                                                                          $   8,599      $      --
                                                                                             =========      =========

Supplemental disclosure of cash flow information:
  Cash paid for interest                                                                     $   1,202      $   4,713
                                                                                             =========      =========
Supplemental disclosure of non-cash financing activities
  Accounts payable and accrued liabilities assumed through acquisition of United
    Companies Corporation                                                                    $ 224,324      $      --
                                                                                             =========      =========

                 See Accompanying Notes to Financial Statements

                          UNITED COMPANIES CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business - United Companies Corporation (hereinafter referred to as the "Company") designs, tests, manufactures and distributes recreational hookah diving, and yacht based scuba air compressor and Nitrox Generation Systems from its factory in Ft. Lauderdale, Florida. The Company also designs, develops and produces a line of scuba and water safety products targeted at the public safety diver and recreational boating markets.

History - United Companies Corporation ("UCC") was incorporated under the laws of Nevada on November 26,2001 with authorized common stock of 250,000,000 shares with a par value of $0.001.

On March 23, 2004, UCC consummated an agreement to acquire all of the outstanding capital stock of Trebor Industries, Inc., dba Brownies Third Lung, in exchange for 95,000,000 shares of the Company's common stock ("UCC Transaction"). Prior to the UCC Transaction, UCC was a non-operating public shell company with no operations, nominal assets, accrued liabilities totaling $224,324 and 14,483,718 shares of common stock issued and outstanding; and Trebor Industries, Inc. dba Brownies Third Lung was a manufacturer and distributor of hookah diving, and yacht based scuba air compressor and Nitrox Generation Systems from its factor in Ft. Lauderdale, Florida. The UCC Transaction is considered to be a capital transaction in substance, rather than a business combination. Inasmuch, the UCC Transaction is equivalent to the issuance of stock by Trebor Industries, Inc., dba Brownies Third Lung. for the net monetary assets of a non-operational public shell company (UCC), accompanied by a recapitalization. UCC issued 95,000,000 shares of its common stock for all of the issued and outstanding common stock of Trebor Industries, Inc. dba Brownies Third Lung. The accounting for the UCC Transaction is identical to that resulting from a reverse acquisition, except goodwill or other intangible assets will not be recorded. Accordingly, these financial statements are the historical financial statements of Trebor Industries, Inc. dba Brownies Third Lung. Trebor Industries, Inc. dba Brownies Third Lung was incorporated in September 17, 1981. Therefore, these financial statements reflect activities from September 17, 1981 (Date of Inception for Trebor Industries, Inc. dba Brownies Third Lung) and forward.

Going concern -- The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred a net loss of approximately $186,000 for the three months ended March 31, 2004. The Company's current liabilities exceed its current assets by approximately $1,193,000 as of March 31, 2004.

These conditions give rise to substantial doubt about the Company's ability to continue as a going concern. The Company's management plans to introduce their product line into two previously non-traditional outlets through major retailers. Concurrently, the Company plans to introduce web-based training related to the Hooka diving systems, which should broaden the potential market. The Company will also seek additional sources of capital through the issuance of debt and equity financing, but there can be no assurance that the Company will be successful in accomplishing its objectives.

Definition of fiscal year - The Company's fiscal year end is December 31.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Inventory - Inventory is stated at the lower of cost or market. Cost is principally determined by using the average cost method. Inventory consists of raw materials as well as finished goods held for sale. The Company's management monitors the inventory for excess and obsolete items and makes necessary valuation adjustments when required.

                          UNITED COMPANIES CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT POLICIES (CONTINUED)

Fixed assets - Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which is primarily 3 to 5 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful lives of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Revenue recognition - Revenues from product sales are recognized when the Company's products are shipped. Revenues from fixed-price contracts are recognized on the percentage-of-completion method, measured by the percentage of cost incurred to date to estimated total cost of each contract. This method is used because management considers the percentage of cost incurred to date to estimated total cost to be the best available measure of progress on the contracts.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Change in job performance, job conditions, and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

The asset, "Costs and estimated earnings in excess of billings on uncompleted contracts", represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs and estimated earnings on uncompleted contracts", represents billings in excess of revenues recognized. Claims are included in revenues when realization is probable and the amount can be reliably estimated.

Revenue and costs incurred for time and material projects are recognized currently as the work is performed.

Product development costs - Product development expenditures are charged to expenses as incurred.

Advertising and marketing costs - The Company recognizes advertising expenses in accordance with Statement of Position 93-7 "Reporting on Advertising Costs." Accordingly, the Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of communicating advertisements in the period in which the advertising space or airtime is used. Advertising expenses incurred for the three months ended March 31, 2004 and 2003, were approximately $12,200 and $7,300, respectively.

Income taxes - The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of March 31, 2004, the Company has available net operating loss carryforwards that will expire in various periods through 2024. Such losses may not be fully deductible due to the significant amounts of non-cash service costs and the change in ownership rules under Section 382 of the Internal Revenue Code. The Company has established a valuation allowance for the full tax benefit of the operating loss carryovers due to the uncertainty regarding realization.

                          UNITED COMPANIES CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT POLICIES (CONTINUED)

Comprehensive   income   (loss)  -  The  Company  has  no  components  of  other
comprehensive income. Accordingly, net loss equals comprehensive loss for all periods.

Stock-based compensation - The Company applies Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and Related Interpretations, in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies Statements of Financial Accounting Standards ("SFAS") No. 123 Accounting for Stock-Based Compensation, which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model.

The Company issued no stock, neither granted warrants nor options, to employees for compensation for the three months March 31, 2004 and 2003.

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. SFAS No. 148 amends the transition and disclosure provisions of SFAS No. 123. The Company is currently evaluating SFAS No. 148 to determine if it will adopt SFAS No. 123 to account for employee stock options using the fair value method and, if so, when to begin transition to that method.

Fair value of financial instruments - The carrying amounts and estimated fair values of the Company's financial instruments approximate their fair value due to the short-term nature.

Earnings (loss) per common share - Basic earnings (loss) per share excludes any dilutive effects of options, warrants and convertible securities. Basic earnings
(loss) per share is computed using the weighted-average number of outstanding common shares during the applicable period. Diluted earnings (loss) per share is computed using the weighted average number of common and common stock equivalent shares outstanding during the period. Common stock equivalent shares are excluded from the computation if their effect is antidilutive.

New accounting pronouncements - In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations, and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. They also issued Statement of Financial Accounting Standards No. 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets, and Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in August and October 2001, respectively.

SFAS No. 141 requires all business combinations initiated after June 30, 2001 be accounted for under the purchase method. SFAS 141 supersedes APB Opinion No. 16, Business Combinations, and Statement of Financial Accounting Standards No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises, and is effective for all business combinations initiated after June 30, 2001.

SFAS No. 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under the new rules, the Company is no longer required to amortize goodwill and other intangible assets with indefinite lives, but will be subject to periodic testing for impairment. SFAS 142 supersedes APB Opinion No. 17, Intangible Assets. Effective January 1, 2002, the Company adopted SFAS 142 and is evaluating the effect that such adoption may have on its results of operations and financial position. The Company expects that the provisions of SFAS 142 will not have a material impact on its results of operations and financial position upon adoption.

                          UNITED COMPANIES CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT POLICIES (CONTINUED)

New accounting pronouncements (continued) - SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. Management has yet to determine the impact that the adoption of SFAS No. 143 will have on the Company's financial statements.

SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS 144 superseded Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The provisions of SFAS No. 144 are effective in fiscal years beginning after December 15, 2001, with early adoption permitted, and in general are to be applied prospectively. The Company adopted SFAS No. 144 effective January 1, 2002 and does not expect that the adoption will have a material impact on its results of operations and financial position.

Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities. It is effective immediately for variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities acquired before February 1, 2003. The impact of adoption of this statement is not expected to be significant.

SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, amends and clarifies accounting for derivative instruments under SFAS No. 133. It is effective for contracts entered into after June 30, 2003. The impact of adoption of this statement is not expected to be significant.

SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The impact of adoption of this statement is not expected to be significant.

2. INVENTORY

Inventory consists of the following as of March 31, 2004:

Raw materials                             $  237,269
Work in process                                   --
Finished goods                               147,283
                                          ----------
                                          $  384,552
                                          ==========

                          UNITED COMPANIES CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)

3. FIXED ASSETS

Fixed assets consist of the following as of March 31, 2004:

Furniture and equipment                   $  231,205
Leasehold improvements                        43,958
                                          ----------
                                             275,163
Less: accumulated depreciation               189,019
                                          ----------
                                          $   86,144
                                          ==========

4. RELATED PARTY TRANSACTIONS

Due from related party - Due from related party consists of a loan to an entity owned by the Company's Chief Executive Officer, unsecured, bearing no interest, and due on demand.

Due to related parties - Due to related parties consist of the following as of March 31, 2004:

Loan from the Company's Chief Executive Officer,
unsecured, bearing interest at 10% per annum,
and due on demand                                                    $   515,224

Loan from an entity owned by the Company's Chief
Executive Officer, unsecured, bearing interest
at 10% per annum, and due on demand                                      199,743

Loan from the Company's Chief Executive Officer,
unsecured, bearing interest at 10% per annum, principal-
only payments of $5,000 per month, and due on demand                      27,387
                                                                     -----------
                                                                     $  742,354
                                                                     ===========

Revenues - The Company sells products to an entity owned by the Company's Chief Executive Officer. Revenues earned from the entity for the three months ended March 31, 2004 and 2003 were approximately $196,000 and $111,000 respectively.

Royalties- During January 2004 the Company entered into various Non-Exclusive License Agreements with entities owned by the Company's Chief Executive Officer to license patents of products owned by the entities. Based on the Agreements, the Company will pay the entities from $1.00 to $50.00 per licensed products sold, with rates increasing 5% annually.

During January 2004, the Company entered into an Exclusive License Agreement with an entity owned by the Company's Chief Executive Officer to license the trademark "Brownies Third Lung". Under the Agreement the Company will make quarterly payments totaling the greater of $15,000 or 2.5% of gross revenues.

During January 2004, the Company entered into two Exclusive License Agreement with an entity owned by the Company's Chief Executive Officer to license the various Tankfill and Public Safety trademarks. Under the Agreements the Company is required to pay the entity 1% of gross revenues for total related licensed products sold.

                          UNITED COMPANIES CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)

4. RELATED PARTY TRANSACTIONS (continued)

Royalties (continued) - During January 2004 the Company entered into a Non-Exclusive License Agreements with an entity owned by the Company's Chief Executive Officer to license a trademark of products owned by the entity. Based on the Agreements, the Company will pay the entity $0.25 per licensed products sold, with rates increasing $0.05 annually.

For the three months ended March 31, 2004, total royalty expense for the above agreements approximated $18,000.

5. BILLINGS IN EXCESS OF COST AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

Billings in excess of costs and estimated earnings on uncompleted contracts consist of the following as of March 31, 2004:

Costs incurred on uncompleted contracts                               $ 147,241
Estimated earnings                                                       37,567
                                                                      ---------
                                                                        184,808
Less: billings to date                                                  189,808
                                                                      ---------
Billings in excess of cost and estimated earnings
on uncompleted contracts                                              $  (5,000)
                                                                      =========

6. OTHER LIABILITIES

Other liabilities totaling $39,258 as of March 31, 2004 consist of various settlements with government agencies for payment of taxes and penalties. Under the settlement agreements, the Company is required to make monthly payments ranging from $500 to $1,501. The liabilities are unsecured and payments continue until paid in full. Further, the liabilities bear interest ranging from 0% to 7%.

7. LOANS PAYABLE

Loans payable consists of the following as of September 31, 2004:

Promissory note payable secured by a vehicle of the Company, bearing interest at 10.16%, due in monthly principal and
interest payments of  $553, due August 2007                           $   19,872

Promissory note payable secured by a vehicle of the Company, bearing no interest, due in monthly principal and interest
payments of $349, which matures November 2008                             19,542

Promissory note payable secured by a vehicle of the Company, bearing interest at 7.47%, due in monthly principal and interest
payments of $513, which matures October 2008                              24,158

                          UNITED COMPANIES CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)

7. LOANS PAYABLE (continued)

Promissory note payable to an individual, unsecured, bearing no interest, payable in monthly installments of $500, which matured
January 2003. the Company began making variable payments in
accordance with ongoing negotiations with the individual As of
December 31, 2002, the Company was in default, subsequently
during 2003                                                            2,000
                                                                    --------
                                                                      65,572
Less amounts due within one year:                                     16,431
                                                                    --------
Long-term portion of loan payable                                   $ 49,141
                                                                    ========

As of March 31, 2004, principal payments on the notes payable are as follows:

April 1, 2004 through December 31, 2004                           $   14,735
2005                                                                  16,980
2006                                                                  16,980
2007                                                                  11,967
2008                                                                   4,910
                                                                  ----------
                                                                  $   65,572
                                                                  ==========

8. CAPITAL LEASE OBLIGATION

The Company is obligated under a capital lease for computer equipment. For financial reporting purposes, minimum lease payments relating to the equipment have been capitalized. Capital lease obligations totaling $2,793 require minimum monthly lease payments of $1,372 with an interest rate of 12.3%. The future minimum lease payments required under the capital lease obligation as of March 31, 2004, are as follows:

April 1, 2004 through May 31, 2004                                $    2,846
Less: amount representing interest                                        53
                                                                  ----------
Present value of minimum lease payments                           $    2,793
                                                                  ==========

                          UNITED COMPANIES CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)

9. COMMITMENTS AND CONTINGENCIES

Lease Agreement - The Company operates from a leased facility under a non-cancelable operating lease. The lease calls for an annual base rent of approximately $115,000 with a 10% increase every 5 years. For the three months ended March 31, 2004 and 2003, total rent expense for the leased facilities approximated $30,500 and $22,300, respectively.

Future minimum lease payments required under such operating leases as of March 31, 2004, are as follows:

April 1 through December 31, 2004                                $    86,250
2005                                                                 115,000
2006                                                                 115,000
2007                                                                 115,000
2008                                                                 115,000
Thereafter                                                           555,833
                                                                 -----------
                                                                 $ 1,102,083
                                                                 ===========

10. Subsequent Events

Standby Equity Distribution Agreement -- In April 2004, the Company entered into a Standby Equity Distribution Agreement ("Distribution Agreement") with Cornell Capital Partners, LP ("Cornell"). The Distribution Agreement entitles the Company to draw funds up to $5,000,000 from issuance of its common stock for an amount equal to 95% of the lowest closing bid price on the Over-the-Counter Bulletin Board or other principal market 5 days immediately following the advance notice date, expiring April 2006, subject to certain terms and conditions. Cornell Capital Partners will retain 5% of each advance under the Distribution Agreement. Furthermore, the Company is required to file a registration statement on Form SB-2 with the Securities and Exchange Commission for the registration of common stock for future issuance related to the Credit Agreement.

Secured Convertible Debenture -- In April 2004, the Company issued a Secured Convertible Debenture to Cornell secured by the Company's assets. Upon closing, the Company received $250,000 and will receive an additional $125,000 upon filing the Form SB-2 with the Securities and Exchange Commission. The balance bears an interest rate of 5.0%, with principal and interest automatically converting to shares of the Company's common stock in March 2006. Cornell has the option of converting this loan to common stock, at the lower of a) sixteen cents ($0.16), or b) 80% of the lowest closing bid price of the common stock for the five trading days immediately preceding the conversion date.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholder
Trebor Industries, Inc.
dba Brownie's Third Lung
Ft. Lauderdale, Florida

         We have audited the accompanying balance sheet of Trebor Industries, Inc. dba Brownie's Third Lung as of December 31, 2003, and the related statements of operations, stockholder's deficit, and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trebor Industries, Inc. dba Brownie's Third Lung as of December 31, 2003, and the results of its operations and cash flows for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered losses from operations and current liabilities exceed current assets, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

L.L. Bradford & Company, LLC
April 30, 2004
Las Vegas, Nevada

                             TREBOR INDUSTRIES, INC.
                            DBA BROWNIES THIHRD LUNG
                                  BALANCE SHEET
                                DECEMBER 31, 2003


                                   ASSETS
Current assets
 Cash                                                          $        --
 Accounts receivable, net                                           51,600
 Inventory                                                         333,339
                                                               -----------
    Total current asscis                                           384,939

Fixed assets, net                                                   94,301

Other assets                                                         6,902
                                                               -----------


Total assets                                                   $   486,142
                                                               ===========

                  LIABILITIES AND STOCKHOLDER'S DEFICIT


Current liabilities
 Bank overdraft
                                                               $    26,299
 Accounts payable; and accrued liabilities                         340,200
 Due to related parties                                            731,930
 Billings in excess of costs and estimated
    earnings on uncompleted contracts                                5,000
 Other liabilities                                                  44,362
 Loans payable-current portion                                      19,480
 Capital lease obligations -current portion                          7,634
                                                               -----------
    Total current liabilities                                    1,174,905

Long-term liabilities
  Loans payable- long-term portion                                  49,860
                                                               -----------
Total liabilities                                                1,224,765

Commitments and contingencies                                           --


Stockholder's deficit
 Common stock; $0.001 par value; 250,000,000
    shares authorized 95,000,000 shares issued
    and outstanding
                                                                    95,000
  Additional paid-in capital                                       270,846
 Treasury stock                                                     (4,800)
  Accumulated deficit                                           (1,099,669)
                                                               -----------
    Total stockholder's deficit                                   (738,623)
                                                               -----------
Total liabilities and stockholder's deficit                    $   486,142
                                                               ===========


                 See Accompanying Notes to Financial Statements

                             TREBOR INDUSTRIES, INC.
                             DBA BROWNIES THIRD LUNG
                             STATEMENTS OF OPERATIONS


                                                      For the year ended        For the year ended
                                                       December 31, 2003        December 31, 2002
                                                     ---------------------    ---------------------
Revenues                                             $           2,455,946    $           2,752,106

Cost of revenues                                                 1,669,577                1,986,065
                                                     ---------------------    ---------------------
 Gross profit                                                      786,369                  766,041

Operating expenses
 Research and development costs
                                                                    56,893                   56,491
 Selling, general and administrative                               841,837                  651,108
                                                     ---------------------    ---------------------
                                                                   898,730                  707,599
   Total operating expenses
                                                     ---------------------    ---------------------


 Income (loss) from operations                                    (112,361)                  58,442

Other expense
 Other expense
                                                                    (1,113)                  (2,003)
 Interest expense                                                  (73,595)                 (53,692)
                                                     ---------------------    ---------------------
                                                                   (74,708)                 (55,695)
   Total other expense

Net income (loss)                                    $            (187,069)   $               2,747
                                                     =====================    =====================
Basic income (loss) per common share                 $                  --    $                  --
                                                     =====================    =====================
Diluted income (loss) per common share               $                  --    $                  --
                                                     =====================    =====================
Basic and diluted weighted average common
 shares outstanding                                             95,000,000               95,000,000
                                                     =====================    =====================


                 See Accompanying Notes to Financial Statements

                             TREBOR INDUSTRIES, INC.
                             DBA BROWNIES THIRD LUNG
                       STATEMENTS OF STOCKHOLDER'S DEFICIT



                                              Common Stock                                                                 Total
                                        ------------------------      Additional       Treasury     Accumulated       Stockholder's
                                           Shares      Amount      Paid-in Capital      Stock        Deficit             Deficit
                                        -----------  ----------- -------------------  ----------  ---------------   ----------------
Balance, December 31, 2001              95,000,000   $   95,000  $           270,846  $   (4,800) $      (915,347)  $     (554,301)
Net income                                      --           --                   --          --            2,747            2,747
                                        -----------  ----------- -------------------  ----------  ---------------   ----------------
Balance, December 31, 2001              95,000,000       95,000              270,846      (4,800)        (912,600)        (551,554)
Net loss                                        --           --                   --          --         (187,069)        (187,069)
                                        -----------  ----------- -------------------  ----------  ---------------   ----------------
Balance, December 31, 2003              95,000,000   $   95,000  $           270,846  $  (4,800)  $    (1,099,669)  $     (738,623)
                                        ===========  =========== ===================  ==========  ===============   ================


                  See Accompanying Notes to Financial Statements

                                                              For the year ended     For the year ended
                                                               December 31, 2003     December 31, 2002
                                                               ------------------   -------------------
Cash flows from operating activities:
 Net income (loss)                                             $         (187,069)   $            2,747

Adjustments to reconcile net income (loss) to net
   cash used by operating activities:
Depreciation                                                               29,582                25,204
Changes in operating assets and liabilities:
Change in accounts receivable, net                                        (37,961)               22,086
Change in inventory                                                        14,916                 9,160
Change in other assets                                                     (2,153)                2,773
Change in bank overdraft                                                    3,136                 8,855
Change in accounts payable and accrued liabilities                        (10,339)             (195,784)
Change in customer deposits                                                (3,533)             (119,929)
Change in billings in excess of cost and estimated
   earnings on uncompleted contracts                                      (78,311)               83,311
Change in other liabilities                                               (26,836)                1,974
                                                               ------------------    ------------------
Net cash used by operating activities                                    (298,568)             (159,603)

Cash flows from investing activities:
Purchase of fixed assets                                                  (54,822)              (37,692)
                                                               ------------------    ------------------
Net cash used by investing activities                                     (54,822)              (37,692)

Cash flows from financing activities:
Net change in due to/from related parties                                 472,805                84,593
Proceeds from borrowings on loans payable                                  47,206               180,274
Principal payments on loans payable                                      (152,951)              (52,551)
Principal payments on capital lease obligations                           (13,670)              (15,021)
                                                               ------------------    ------------------
Net cash provided by financing activities                                 353,390               197,295
                                                               ------------------    ------------------
Net change in cash                                                             --                    --

Cash, beginning of period                                                      --                    --
                                                               ------------------    ------------------
Cash, end of period                                            $               --    $               --
                                                               ==================    ==================
Supplemental disclosure of cash flow information:
Cash paid for interest                                         $           18,962    $           53,256
                                                               ==================    ==================


                 See Accompanying Notes to Financial Statements

                             TREBOR INDUSTRIES, INC.
                            DBA BROWNIE'S THIRD LUNG
                          NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business - Trebor Industries, Inc., dba Brownie's Third Lung (hereinafter referred to as the "Company") designs, tests, manufactures and distributes recreational hookah diving, and yacht based scuba air compressor and Nitrox Generation Systems from its factory in Ft. Lauderdale, Florida. The Company also designs, develops and produces a line of scuba and water safety products targeted at the public safety diver and recreational boating markets. The Company was incorporated in the State of Florida in September 1981.

History - As discussed in Note 10, On March 23, 2004, United Companies Corporation ("UCC") consummated an agreement to acquire all of the outstanding capital stock of Trebor Industries, Inc., dba Brownies Third Lung, in exchange for 95,000,000 shares of the Company's common stock ("UCC Transaction"). Prior to the UCC Transaction, UCC was a non-operating public shell company with no operations, nominal assets, accrued liabilities totaling $224,324 and 14,483,718 shares of common stock issued and outstanding; and Trebor Industries, Inc. dba Brownies Third Lung was a manufacturer and distributor of hookah diving, and yacht based scuba air compressor and Nitrox Generation Systems from its factor in Ft. Lauderdale, Florida. The UCC Transaction is considered to be a capital transaction in substance, rather than a business combination. Inasmuch, the UCC Transaction is equivalent to the issuance of stock by Trebor Industries, Inc., dba Brownies Third Lung, for the net monetary assets of a non-operational public shell company (UCC), accompanied by a recapitalization. UCC issued 95,000,000 shares of its common stock for all of the issued and outstanding common stock of Trebor Industries, Inc. dba Brownies third Lung. The accounting for the UCC Transaction is identical to that resulting from a reverse acquisition, except goodwill or other intangible assets will not be recorded. Accordingly, these financial statements are the historical financial statements of Trebor Industries, Inc. dba Brownies Third Lung. Trebor Industries, Inc. dba Brownies Third Lung was incorporated in September 17, 1981. Therefore, these financial statements reflect activities from September 17, 1981 (Date of Inception for Trebor Industries, Inc. dba Brownies Third Lung) and forward.

UCC was incorporated under the laws of Nevada on November 26, 2001 with authorized common stock of 250,000,000 shares with a par value of $0.001 and preferred stock of 10,000,000 shares with a par value of $0.001. The terms of the preferred includes conversion rights, at the option of the stockholder of 400 shares of common stock for each share of preferred stock.

Going concern - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred a net loss of approximately $187,000 for the year ended December 31, 2003. The Company's current liabilities exceed its current assets by approximately $790,000 as of December 31, 2003.

These conditions give rise to substantial doubt about the Company's ability to continue as a going concern. The Company's management plans to introduce their product line into two previously non-traditional outlets through major retailers. Concurrently, the Company plans to introduce web-based training related to the Hooka diving systems, which should broaden the potential market. The Company will need additional sources of capital through the issuance of debt and equity financing to complete their plans, but there can be no assurance that the Company will be successful in accomplishing its objectives.

Definition of fiscal year - The Company's fiscal year end is December 31. Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                             TREBOR INDUSTRIES, INC.
                            DBA BROWNIE'S THIRD LUNG
                          NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT POLICIES (CONTINUED

Inventory - Inventory is stated at the lower of cost or market. Cost is principally determined by using the average cost method. Inventory consists of raw materials as well as finished goods held for sale. The Company's management monitors the inventory for excess and obsolete items and makes necessary valuation adjustments when required.

Fixed assets - Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which is primarily 3 to 5 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful lives of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Revenue recognition - Revenues from product sales are recognized when the Company's products are shipped. Revenues from fixed-price contracts are recognized on the percentage-of-completion method, measured by the percentage of cost incurred to date to estimated total cost of each contract. This method is used because management considers the percentage of cost incurred to date to estimated total cost to be the best available measure of progress on the contracts.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Change in job performance, job conditions, and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

The asset, "Costs and estimated earnings in excess of billings on uncompleted contracts", represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs and estimated earnings on uncompleted contracts", represents billings in excess of revenues recognized. Claims are included in revenues when realization is probable and the amount can be reliably estimated.

Revenue and costs incurred for time and material projects are recognized currently as the work is performed.

Product development costs - Product development expenditures are charged to expenses as incurred.

Advertising and marketing costs - The Company recognizes advertising expenses in accordance with Statement of Position 93-7 "Reporting on Advertising Costs." Accordingly, the Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of communicating advertisements in the period in which the advertising space or airtime is used. Advertising expenses incurred for the years ended December 31, 2003 and 2002 were approximately $34,500 and $6,100, respectively.

Income taxes - The Company has elected to be taxed as an S corporation under the Internal Revenue Code, which provides that shareholders separately account for items of income, deductions, losses and credits. Accordingly, no provisions for federal income taxes are included in the accompanying financial statements for the twelve months ended December 31, 2003.

                             TREBOR INDUSTRIES, INC.
                            DBA BROWNIE'S THIRD LUNG
                          NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT POLICIES (CONTINUED)

Comprehensive   income   (loss)  -  The  Company  has  no  components  of  other
comprehensive income. Accordingly, net loss equals comprehensive loss for all periods.

Stock-based compensation - The Company applies Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and Related Interpretations, in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies Statements of Financial Accounting Standards ("SFAS") No. 123 Accounting for Stock-Based Compensation, which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model.

The Company issued no stock, neither granted warrants nor options, to employees for compensation for the years ended December 31, 2003 and 2002.

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. SFAS No. 148 amends the transition and disclosure provisions of SFAS No. 123. The Company is currently evaluating SFAS No. 148 to determine if it will adopt SFAS No. 123 to account for employee stock options using the fair value method and, if so, when to begin transition to that method.

Fair value of financial instruments - The carrying amounts and estimated fair values of the Company's financial instruments approximate their fair value due to the short-term nature.

Earnings (loss) per common share - Basic earnings (loss) per share excludes any dilutive effects of options, warrants and convertible securities. Basic earnings
(loss) per share is computed using the weighted-average number of outstanding common shares during the applicable period. Diluted earnings (loss) per share is computed using the weighted average number of common and common stock equivalent shares outstanding during the period. Common stock equivalent shares are excluded from the computation if their effect is antidilutive.

New accounting pronouncements - Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities. It is effective immediately for variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities acquired before February 1, 2003. The impact of adoption of this statement is not expected to be significant.

SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, amends and clarifies accounting for derivative instruments under SFAS No. 133. It is effective for contracts entered into after June 30, 2003. The impact of adoption of this statement is not expected to be significant. SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The impact of adoption of this statement is not expected to be significant.

         SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The impact of adoption of this statement is not expected to be significant.

                             TREBOR INDUSTRIES, INC.
                            DBA BROWNIE'S THIRD LUNG
                          NOTES TO FINANCIAL STATEMENTS


2.  INVENTORY

Inventory consists of the following at December 31, 2003:

                     Raw materials                      $    205,670
                     Work in process                              --
                     Finished goods                          127,669
                                                        ------------

                                                        $    333,339

3. FIXED ASSETS


Fixed assets consist of the following as of December 31, 2003:

                     Furniture and equipment             $    156,711
                     Vehicles                                  72,480
                     Leasehold improvements                    43,958
                                                         ------------
                                                              273,149
                     Less: accumulated depreciation           178,848
                                                         ------------
                                                         $     94,301
                                                         ============

4. RELATED PARTY TRANSACTIONS

Due to related  parties - Due to related  parties consist of the following as of December 31, 2003:

Loan from the Company's single stockholder,  unsecured,  bearing interest at 10% per annum, and due on demand   $   506,429

Loan from an entity owned by the Company's single stockholder, unsecured, bearing interest at 10% per
annum, and due on demand                                                                                            191,520

Loan from the Company's single stockholder, unsecured, bearing interest at 10% per annum, principal-only
payments of $5,000 per month, with principal and interest due on demand                                              27,387

Loan from an entity owned by the Company's single stockholder, unsecured, bearing no interest, and due on
demand                                                                                                                6,594
                                                                                                                -----------
                                                                                                                $   731,930
                                                                                                                ===========


Revenues - The Company sells products to an entity owned by the Company's single stockholder. Revenue earned from the entity for the years ended December 31, 2003 and 2002 were approximately $405,000 and $344,000, respectively.

                                                  TREBOR INDUSTRIES, INC.
                                                 DBA BROWNIE'S THIRD LUNG
                                               NOTES TO FINANCIAL STATEMENTS

5. BILLINGS IN EXCESS OF COST AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

Billings in excess of costs and estimated earnings on uncompleted contracts consist of the following as of December 31, 2003:

                  Costs incurred on uncompleted
                  contracts                                   $  147,241
                  Estimated earnings                              37,567
                                                              ----------

                                                                 184,808
                  Less: billings to date                         189,808
                                                              ----------
                  Billings in excess of cost and
                  estimated earnings on uncompleted
                  contracts                                   $  (5,000)
                                                              ==========

6. OTHER LIABILITIES

Other liabilities totaling $44,362 as of December 31, 2003 consist of various settlements with government agencies for payment of taxes and penalties. Under the settlement agreements, the Company is required to make monthly payments ranging from $500 to $1,501. The liabilities are unsecured and payments continue until paid in full. Further, the liabilities bear interest ranging from 0% to 7%.

7. LOANS PAYABLE

Loans payable consists of the following as of December 31, 2003:

Promissory note payable secured by a vehicle of the Company, bearing interest at 10.16%, due in monthly
principal and interest payments of $553, which matures August 2007                                               $   21,007

Promissory  note  payable  secured  by a  vehicle  of the  Company,  bearing  no interest, due in monthly

principal and interest payments of $349, which matures November 2008                                                 20,589

Promissory note payable secured by a vehicle of the Company, bearing interest at 7.47%, due in monthly
principal and interest payments of $513, which matures October 2008                                                  25,244

Promissory note payable to an individual, unsecured, bearing no interest, payable in monthly installments of $500, which matures January 2003.  As of December 31, 2003, the Company was in default, however the
Company began making variable payments in accordance with ongoing negotiations with the individual                    2,500
                                                                                                                 ----------

                                                                                                                     69,340
Less amounts due within one year:                                                                                    19,480
                                                                                                                 ----------
Long-term portion of loan payable                                                                                $   49,860
                                                                                                                 ----------

                             TREBOR INDUSTRIES, INC.
                            DBA BROWNIE'S THIRD LUNG
                          NOTES TO FINANCIAL STATEMENTS


7. LOANS PAYABLE (CONTINUED)

As of December 31, 2003, principal payments on the notes payable are as follows:

                          2004                   $   19,480
                          2005                       16,980
                          2006                       16,980
                          2007                       11,967
                          2008                        3,933
                                                 ----------
                                                 $   69,340
                                                 ==========


8. CAPITAL LEASE OBLIGATIONS

The Company is obligated under capital leases for equipment. For financial reporting purposes, minimum lease payments relating to the equipment have been capitalized. Capital lease obligations totaling $7,634 require minimum monthly lease payments ranging from $289 to $1,372 with an interest rate ranging from 0.0% to 12.3%. The future minimum lease payments required under the capital lease obligations as of December 31, 2003, are as follows:

                          2004                                 $     7,742
                          Less: amount representing interest            99
                                                               -----------
                          Present value of minimum lease
                          payments                             $     7,634
                                                               ===========

9. COMMITMENTS AND CONTINGENCIES

Commitments - The Company operates from a leased facility under a non-cancelable operating lease. The lease calls for an annual base rent of approximately $115,000 with a 10% increase every 5 years. For the years ended December 31, 2003 and 2002, total rent expense for the leased facilities approximated $113,000 and $84,000, respectively.

Future minimum lease payments required under such operating leases as of December 31, 2003, are as follows:

                          2004                                 $   115,000
                          2005                                     115,000
                          2006                                     115,000
                          2007                                     115,000
                          2008                                     115,000
                          Thereafter                               555,833
                                                               -----------
                                                               $ 1,130,833
                                                               ===========

                             TREBOR INDUSTRIES, INC.
                            DBA BROWNIE'S THIRD LUNG
                          NOTES TO FINANCIAL STATEMENTS

Legal proceedings - The Company is involved in various legal proceedings which have arisen in the ordinary course of business. While the results of these matters cannot be predicted with certainty, the Company's management believes that losses, if any, resulting from the ultimate resolution of these matters will not have a material adverse effect on the Company's results of operations, cash flows or financial position. However, unfavorable resolution could affect the results of operations or cash flows for the years in which they are resolved.

10. SUBSEQUENT EVENTS

Royalties - During January 2004 the Company entered into various Non-Exclusive License Agreements with entities owned by the Company's Chief Executive Officer to license patents of products owned by the entities. Based on the agreements, the Company will pay the entities from $1.00 to $50.00 per licensed products sold, with rates increasing 5% annually.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification Of Directors And Officers

         United's bylaws provide that we have the power to indemnify any officer or director against damages if such person acted in good faith and in a manner the person reasonably believed to be in the best interests of our Company. No indemnification may be made (i) if a person is adjudged liable unless a Court determines that such person is entitled to such indemnification, (ii) with respect to amounts paid in settlement without court approval or (iii) expenses incurred in defending any action without court approval.

Item 25.  Other Expenses Of Issuance And Distribution

         The following table sets forth estimated expenses expected to be incurred in connection with the issuance and distribution of the securities being registered. All expenses will be paid by United.

           Securities and Exchange Commission Registration Fee         $    250
           Printing and Engraving Expenses                             $  5,000
           Accounting Fees and Expenses                                $ 20,000
           Legal Fees and Expenses                                     $ 50,000
           Miscellaneous                                               $  9,750
                                                                       --------
           TOTAL                                                       $ 85,000
                                                                       --------

Item 26.  Recent Sales Of Unregistered Securities

         On March 23, 2004, United issued 95,000,000 shares of restricted common stock to Robert Carmichael in connection with a Share Exchange Agreement among United, Mr. Carmichael and Trebor Industries, Inc., d/b/a/ Brownie's Third Lung, a Florida corporation. Pursuant to the Share Exchange Agreement, Mr. Carmichael, the sole shareholder of Trebor, exchanged 377 shares of common stock of Trebor, which constituted all of the issued and outstanding capital stock of Trebor, for 95,000,000 shares of common stock of United. Pursuant to the Share Exchange Agreement, Trebor became a wholly-owned subsidiary of United.

         On April 2, 2004, we issued 2,416,667 shares of our common stock to Cornell Capital Partners, L.P. as a commitment fee pursuant to the Standby Equity Distribution Agreement, dated April 2, 2004, by and between United and Cornell Capital Partners.

         On April 2, 2004, we issued 83,333 shares of our common stock to Newbridge Securities Corporation as a placement agent fee in connection with the Standby Equity Distribution Agreement, dated April 2, 2004 by and between United and Cornell Capital Partners.

         As of April 2, 2004, we issued a Secured Convertible Debenture to Cornell Capital Partners in the principal amount of $250,000. The convertible debenture is convertible into shares of our common stock as a price per share that is equal to the lesser of: (i) an amount equal to 120% of the closing bid price of our common stock as of the date of the convertible debenture or (ii) an amount equal to 80% of the average of the lowest daily volume weighted average price of our common stock for the five trading days immediately preceding the conversion date. The convertible debenture accrues interest at a rate of 5% per year and is convertible at the holder's option. The convertible debenture has a term of 3 years and is secured by all the assets of United. At United's option, the convertible debenture may be paid in cash or converted into shares of our common stock unless converted earlier by the holder. Except after an event of default, as set forth in the Secured Convertible Debenture Cornell Capital Partners is not entitled to convert such debenture for a number of shares of common stock of United in excess of that number of shares which, upon giving effect to the debentures if such conversion would cause the aggregate number of shares of common stock beneficially held by such holder and its affiliated to exceed 4.99% of the outstanding shares of common stock of United. Within 5 days of filing a registration statement with the Securities and Exchange Commission registering shares of United's common stock underlying the secured convertible debentures, United will issue a second Secured Convertible Debenture in the principal amount of $125,000, with the same terms and conditions as the first Secured Convertible Debenture described above. United has the right to redeem with fifteen (15) business days advance notice, a portion or all of the outstanding convertible debenture. The redemption price shall be one hundred twenty percent (120%) of the redeemed amount plus accrued interest. In addition, if United avails itself of the redemption right, United shall, concurrent with the redemption, issue warrants to the holder at a rate of 50,000 per $100,000 redeemed, pro-rata. The exercise price of the warrants shall be 120% of the closing bid price of United's common stock on the closing date. The warrants shall have "piggy-back" and demand registration rights and shall survive for two
(2) years from the closing date.

         With respect to the sale of unregistered securities referenced above, all transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 (the "1933 Act"), and Regulation D promulgated under the 1933 Act. In each instance, the purchaser had access to sufficient information regarding United so as to make an informed investment decision. More specifically, United had a reasonable basis to believe that each purchaser was an "accredited investor" as defined in Regulation D of the 1933 Act and otherwise had the requisite sophistication to make an investment in United's common stock.

Item 27.  Index to Exhibits


Exhibit No.             Description                                        Location
-----------------       -----------------------------------------------    -------------------------------------------------
2.2                     Merger Agreement, dated June 18, 2002 by and       Incorporated by reference to Exhibit 2.02 to
                        among United Companies Corporation, Merger Co.,    Avid Sportswear & Golf Corp.'s Amendment No. 1
                        Inc. and Avid Sportswear & Golf Corp.              to Form S-4 filed June 24, 2002

2.3                     Articles of Merger of Avid Sportswear & Golf       Incorporated by reference to Exhibit 2.03 to
                        Corp. with and into Merger Co., Inc.               Avid Sportswear & Golf Corp.'s Amendment No. 1
                                                                           to Form S-4 filed June 24, 2002

3.1                     Articles of Incorporation                          Incorporated by reference to Exhibit 3.05 to
                                                                           United Companies Corporation's Amendment No. 1
                                                                           to Form S-4 filed June 24, 2002

3.2                     Bylaws                                             Incorporated by reference to Exhibit 3.04 to
                                                                           the Registration Statement on Form 10-SB

5.1                     Opinion re: legality                               Provided herewith

10.1                    Share Exchange Agreement, dated March 23, 2004     Incorporated by reference to Exhibit 16.1 to
                        by and among United, Trebor Industries, Inc. and   Current Report on From 8-K filed April 9, 2004
                        Robert Carmichael

10.2                    Securities Purchase Agreement, dated April 2,      *
                        2004 by and between United and Cornell Capital
                        Partners, L.P.

10.3                    Investor Registration Rights Agreement, dated      *
                        April 2, 2004 by and between United and Cornell
                        Capital Partners, L.P.

10.4                    Security Agreement, dated April 2, 2004 by and     *
                        between United and Cornell Capital Partners, L.P.

10.5                    Irrevocable Transfer Agent Instructions, dated     *
                        April 2, 2004, by and among United, Cornell
                        Capital Partners, L.P. and First American Stock
                        Transfer

10.6                    Escrow Agreement, dated April 2, 2004 by and       *
                        among United, Cornell Capital Partners, L.P. and
                        Butler Gonzalez, LP

10.7                    Form of Secured Convertible Debenture              *

10.8                    Form of Warrant                                    *

10.9                    Standby Equity Distribution Agreement, dated       *
                        April 2, 2004 by and between United and Cornell
                        Capital Partners, L.P.

10.10                   Registration Rights Agreement, dated April 2,      *
                        2004 by and between United and Cornell Capital
                        Partners, L.P.

10.11                   Escrow Agreement, dated April 2, 2004 by and       *
                        among United, Cornell Capital Partners, L.P. and
                        Butler Gonzalez, LP

Exhibit No.             Description                                        Location
-----------------       -----------------------------------------------    -------------------------------------------------
10.12                   Placement Agent Agreement, dated April 2, 2004,    *
                        by and among United, Cornell Capital Partners,
                        L.P. and Newbridge Securities Corporation

10.13                   Irrevocable Transfer Agent Instructions, dated     *
                        April 2, 2004 by and among United, Cornell
                        Capital Partners, L.P. and First American Stock
                        Transfer

23.1                    Consent of L. L. Bradford & Company, LLC           Provided herewith

23.2                    Consent of HJ & Associates LLC                     Provided herewith

23.3                    Consent of Burton, Bartlett and Glogovac           (Included in Exhibit 5.1)

----------
* Included as an exhibit to registration statement on Form SB-2 filed on July 16, 2004.

Item 28.  Undertakings

      The undersigned registrant hereby undertakes:

      (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                  (i) Include any prospectus required by Sections 10(a) (3) of the Securities Act of 1933 (the "ACT");

                  (ii) Reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                  (iii) Include any additional or changed material information on the plan of distribution;

      (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities that remains unsold at the end of the offering. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Form SB-2 and authorized this registration statement to be signed on our behalf by the undersigned, in Fort Lauderdale, Florida, August 6, 2004.

                                UNITED COMPANIES CORPORATION


                                By:    /s/ Robert M. Carmichael
                                       -----------------------------------------
                                Name:  Robert M. Carmichael
                                Title: President, Chief Executive Officer,
                                       Acting Chief Financial Officer,
                                       Principal Accounting Officer and Director

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert M. Carmichael his true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him and in his name, place and stead, in any and all capacities (until revoked in writing), to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or is substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

SIGNATURE                      TITLE                                           DATE
---------                      -----                                           ----
/s/ Robert M. Carmichael       President, Chief Executive Officer,             August 6, 2004
--------------------------     Acting Chief Financial Officer,
Robert M. Carmichael           Principal Accounting Officer and Director